UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE OF CONVOCATION OF THE 27TH ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 22, 2012

On June 1, 2012, the registrant issued a Notice of Convocation of the 27th Ordinary General Meeting of Shareholders (“Notice of Convocation”) to be held on June 22, 2012 to its shareholders, together with related Internet disclosure and a one-page amendment to the Notice of Convocation (together, the “related materials”). Attached is an English translation of the Notice of Convocation and related materials. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the attached Notice of Convocation and related materials were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the Notice of Convocation and related materials were prepared on the basis of accounting principles generally accepted in Japan.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: June 1, 2012

NOTICE OF CONVOCATION OF THE 27TH ORDINARY
GENERAL MEETING OF SHAREHOLDERS	Table of contents
Information ¡ Date and Time: Friday, June 22, 2012 10:00 a.m.	¡ ¡ ¡	Notice of Convocation (Reference) Exercising Your Voting Rights Reference Materials for the Ordinary General Meeting of Shareholders	1 3 5

¡ Venue:

International Convention Center PAMIR

Grand Prince Hotel New Takanawa

13-1, Takanawa 3-chome, Minato-ku, Tokyo

¡ Matters to be resolved:

First Item        Distribution of Retained Earnings

Second Item   Election of Twelve Corporate Directors

Third Item       Election of Two Corporate Auditors

[Attachments to the Notice of Convocation]
		¡ Business Report ¡ Consolidated financial statements ¡ Non-consolidated financial statements ¡ Auditor’s reports	13 53 56 59
	¡ Reference		Ref-1

NIPPON TELEGRAPH AND TELEPHONE CORPORATION (Code No.: 9432)

(Code No.: 9432)
June 1, 2012
To the Shareholders
NIPPON TELEGRAPH AND TELEPHONE CORPORATION
3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan

Satoshi Miura
President and Chief Executive Officer

NOTICE OF CONVOCATION OF THE 27TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
You are hereby notified that the 27th Ordinary General Meeting of Shareholders will be held as stated below. Your attendance is respectfully requested.

In the event you are unable to attend, it is possible to exercise your voting rights in writing by submitting the voting rights exercise form via mail or via electronic means, including the Internet, etc. You are requested to review the attached reference documents and exercise your voting rights by the end of business day (5:30 p.m.) on Thursday, June 21, 2012. (The website referenced below is in Japanese only and not available for ADR Holders.)

[Voting via mail]

Please indicate your approval or disapproval of the resolutions on the enclosed voting rights exercise form and return it to the Company so that it arrives before the deadline indicated above.

[Voting via electronic means (the Internet, etc.)]

Please access the designated website for shareholder voting (http://www.web54.net) using the “Voting Code” and “Password” given on the enclosed voting rights exercise form, and indicate your approval or disapproval of the resolutions by following the instructions on the screen. Institutional investors can utilize the electronic voting platform operated by ICJ, Inc.

1.	When attending the meeting in person, you are kindly requested to submit the enclosed voting rights exercise form to the receptionist at the place of the meeting.
2.	When exercising your voting rights, you are kindly requested to read the information entitled “(Reference) Exercising your voting rights” on page 3.
3.	Based on the applicable laws and regulations, and Article 16 of the Articles of Incorporation, notes to consolidated financial statements and notes to non-consolidated financial statements are posted on NTT’s website and are not included in the attachments to the Notice of Convocation of the 27th Ordinary General Meeting of Shareholders. NTT Website: http://www.ntt.co.jp/ir/
4.	Any subsequent revisions to the reference materials for the Ordinary General Meeting of Shareholders or the business report, consolidated financial statements or non-consolidated financial statements will be posted on our website. NTT Website: http://www.ntt.co.jp/ir/

Particulars

1	Date and Time:	10:00 a.m. on Friday, June 22, 2012

2	Venue:	International Convention Center PAMIR
Grand Prince Hotel New Takanawa 13-1, Takanawa 3-chome, Minato-ku, Tokyo

3	Purpose of	Matters to be reported
the Meeting:

1  Report on the business report, consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and comprehensive income and audit results of independent auditors and corporate auditors for the 27th fiscal year (from April 1, 2011 to March 31, 2012)

2  Report on the non-consolidated balance sheet, non-consolidated statement of income and non-consolidated statements of changes in shareholders’ equity and other net assets for the 27th fiscal year (from April 1, 2011 to March 31, 2012)

Matters to be resolved
		First Item	Distribution of Retained Earnings
		Second Item	Election of Twelve Corporate Directors
		Third Item	Election of Two Corporate Auditors

4	Other Matters Concerning the Convocation:	(1) Duplicate voting via mail or electronic means (via the Internet, etc.) will be handled as follows:
1. In the case of duplicate voting via mail, the votes on the last voting rights exercise form received will be considered valid.
2. In the case of duplicate voting via the Internet, etc., the last vote placed will be considered valid.

3. In the case of duplicate voting done via both mail and the Internet, etc., the vote received last will be considered valid. If both votes are received on the same day, the votes placed via the Internet, etc. will be considered valid.

(2) If no approval or disapproval is expressed on a resolution, it will be treated as an approval vote for such resolution.
(3) If you wish to exercise your voting rights in some other way, please advise us in writing three days prior to the Ordinary General Meeting of Shareholders, stating your reasons therefor.
END

NTT Website	http://www.ntt.co.jp/ir/

Exercising Your Voting Rights

(Reference)

Exercising Your Voting Rights

You are requested to review the attached reference materials (pages 5-12) before exercising your voting rights. Shareholders may exercise their voting rights in the following three ways.

A Voting by attending the shareholders' meeting in person

Please submit the enclosed voting rights exercise form to the receptionist at the meeting site. Please also bring your Notice of Convocation of the 27th Ordinary General Meeting of Shareholders (this material).

B Voting via mail

POST

Please indicate your approval or disapproval of the resolutions on the enclosed voting rights exercise form and return it to the Company by mail so that it arrives before 5:30 p.m. on Thursday, June 21, 2012. Please see below for details.

C Voting via the Internet

Please access the designated website for shareholder voting (http://www.web54.net) and vote no later than 5:30 p.m. on Thursday, June 21, 2012. See the next page for details.

How to Fill Out Your Voting Rights Exercise Form

Please indicate your approval or disapproval of each resolution here.

For resolution No. 1

- If you approve, put a circle in the APPROVAL box.
- If you disapprove, put a circle in the DISAPPROVAL box.

For resolution No. 2 and resolution No. 3

- If you approve all candidates, put a circle in the APPROVAL box.
- If you disapprove all candidates, put a circle in the DISAPPROVAL box.
- If you disapprove of some candidates, put a circle in the APPROVAL box, and write the candidates' number of whom you disapprove.

You will need the "Voting Code" and "Password" given on the enclosed voting rights exercise form in order to vote via the Internet.

3

Exercising Your Voting Rights

Exercising Your Voting Rights via the Internet*1

When you exercise your voting rights via the Internet, please be aware of the following.

1 About the Website

- Exercise of your voting rights via the Internet is only available by accessing the designated website for shareholder voting (http://www.web54.net) from either PCs or mobile phones (i-mode, EZweb, Yahoo!Ketai)*2.
- You may place your vote via the Internet at any time until the close of business (5:30 p.m.) on Thursday, June 21, 2012.
- If you access the website for shareholder voting through a smartphone, you will be directed to the PC-designated website.
- Depending on the Internet environment, the Internet service, device and model of your PC or smartphone, you may have difficulties accessing the website for shareholder voting. For details, please call the number below.

2 How to vote

- At the website for shareholder voting, please use the "Voting Code" and "Password" given on the voting rights exercise form, and indicate your approval or disapproval of the resolutions by following the instructions on the screen.
- In order to prevent unauthorized access ("spoofing") by persons other than shareholders and falsification of votes, when you connect to the designated website for the exercise of voting rights via the Internet for the first time, you will be asked to change your password on the website.
- Please safeguard your password as your password is required to verify that the person exercising voting rights is the intended shareholder.
- Your initial password and your chosen password will only be valid for the upcoming general meeting of shareholders (a new password will be issued for the next general meeting of shareholders).

3 Handling of duplicate voting

- Votes due to duplicate voting will be handled as described on page 2, "4 Other Matters Concerning the Convocation" (1).

4 Other

- The costs of using the Internet website to exercise your voting rights, such as the connection fees of Internet service providers and applicable communications fees (e.g., call charges), will be borne by the shareholder.

If you have questions about the use of a personal computer or mobile phone for exercising your vote via the Internet, please contact:

Sumitomo Mistui, Securities Agent Web Support Hotline
0120-652-031 (Toll Free)
(Mon. to Fri. 9:00 to 21:00)

*2 i-mode, EZweb, Yahoo!, and Yahoo!Ketai are the trademarks, registered trademarks or product names of NTT DOCOMO, INC., KDDI Corporation, Yahoo! Inc., USA, and SOFTBANK MOBILE Corporation, respectively.

4

Reference Materials for the Ordinary General Meeting of Shareholders

Resolutions and matters for reference

First Item	Distribution of Retained Earnings

In addition to increasing corporate value over the medium- and long-term, Nippon Telegraph and Telephone Corporation (the “Company”) has identified the return of profits to shareholders as an important management goal.

In determining the level of dividends for the current annual period, the Company, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and the dividend payout ratio. The Company proposes retained earnings be distribution as follows.

1	Type of asset to be distributed:
Cash

2	Matters relating to allotment of dividends and
total amount of dividends to be distributed:
Per one share of common stock .................... ¥70
Total amount of dividends......... ¥85,663,579,610
As the interim dividend of ¥70 per one share of common stock was already distributed, the annual dividend for the fiscal year will be ¥140 per one share of common stock.
3	Date on which the dividend becomes
effective:
June 25, 2012

Second Item	Election of Twelve Corporate Directors

The Company is seeking approval for the election of twelve Corporate Directors following the expiration of the term of office of all current Corporate Directors at the conclusion of this Ordinary General Meeting of Shareholders.

The candidates for Corporate Director are as follows.

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

	Satoshi Miura (April 3, 1944)	April 1967:	Joined Nippon Telegraph and Telephone Public Corporation
		June 1996:	Senior Vice President and Executive Manager of Personnel Department of the Company
		July 1996:	Senior Vice President and Executive Manager of Personnel Industrial Relations Department of the Company
		June 1998:	Executive Vice President and Executive Manager of Personnel Industrial Relations Department of the Company
1		January 1999:	Executive Vice President and Deputy Senior Executive Manager of NTT-East Provisional Headquarters of the Company	11,920
		July 1999:	Representative Director and Senior Executive Vice President of Nippon Telegraph and Telephone East Corporation
		June 2002:	Representative Director and President of Nippon Telegraph and Telephone East Corporation
		June 2005:	Representative Director, Senior Executive Vice President and Director of Corporate Management Strategy Division of the Company
		June 2007:	Representative Director, President and Chief Executive Officer of the Company (present post)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

	Hiroo Unoura (January 13, 1949)	April 1973:	Joined Nippon Telegraph and Telephone Public Corporation
		June 2002:	Senior Vice President and Director of Department I of the Company
		June 2005:	Senior Vice President and Director of Department V of the Company
		June 2007:	Executive Vice President, Director of Corporate Strategy Planning Department, and Executive Manager of Corporate Business Strategy Division of the Company
2		June 2008:	Representative Director, Senior Executive Vice President and Director of Strategic Business Development Division of the Company	8,000
		June 2011:	Representative Director and Senior Executive Vice President of the Company (present post)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

		April 1976:	Joined Nippon Telegraph and Telephone Public Corporation	7,202
June 2004:

Senior Vice President and Executive Manager of Fundamental Services Department, Fundamental Services Promotion Headquarters, and Executive Manager of Plant Planning Department of Nippon Telegraph and Telephone West Corporation

		July 2006:	Senior Vice President and General Manager of Networks of Nippon Telegraph and Telephone West Corporation
3		June 2008:	Senior Vice President and Director of Technology Planning Department of the Company
		June 2008:	Director of NTT Comware Corporation (expected to resign on June 19, 2012)
	Yasuyoshi Katayama (January 23, 1952)	June 2009:	Executive Vice President and Director of Technology Planning Department of the Company (present post)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

		April 1976:	Joined Nippon Telegraph and Telephone Public Corporation	4,200
		June 2005:	Senior Vice President and Director of Corporate Strategy Planning Department of Nippon Telegraph and Telephone East Corporation
		June 2008:	Senior Vice President and Director of Corporate Strategy Planning Department of the Company
		June 2008:	Director of Nippon Telegraph and Telephone West Corporation (expected to resign on June 15, 2012)
4		June 2011:	Executive Vice President and Director of Corporate Strategy Planning Department of the Company (present post)
Hiroki Watanabe (March 15, 1953)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

		April 1978:	Joined Nippon Telegraph and Telephone Public Corporation	3,300
		April 2003:	Executive Research Engineer of Access Network Service Systems Laboratories of Information Sharing Laboratory Group of the Company
		June 2003:	General Manager of Access Network Service Systems Laboratories of Information Sharing Laboratory Group of the Company
		June 2007:	Director of Information Sharing Laboratory Group of the Company
5		June 2009:	Senior Vice President and Director of Research and Development Planning Department of the Company
	Hiromichi Shinohara (March 15, 1954)	June 2011:	Senior Vice President, Director of Research and Development Planning Department and Director of Information Sharing Laboratory Group of the Company
		October 2011:	Senior Vice President and Director of Research and Development Planning Department of the Company (present post)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

	Yoshikiyo Sakai (October 10, 1956)	April 1980:	Joined Nippon Telegraph and Telephone Public Corporation	200
		July 2002:	Senior Director of Finance Department of NTT DOCOMO, INC.
		June 2005:	Managing Director of IR Department of NTT DOCOMO, INC.
		July 2008:	Managing Director of Public Relations Department of NTT DOCOMO, INC.
6		June 2009:	Senior Vice President and Managing Director of Public Relations Department of NTT DOCOMO, INC. (expected to resign on June 19, 2012)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

	Mitsuyoshi Kobayashi (November 3, 1957)	April 1982:	Joined Nippon Telegraph and Telephone Public Corporation	1,600
		May 2002:	Senior Manager of Personnel Department of Nippon Telegraph and Telephone West Corporation
		June 2006:	General Manager of Okayama Branch of Nippon Telegraph and Telephone West Corporation
		July 2008:	General Manager of Service Management Department of Nippon Telegraph and Telephone West Corporation
7		June 2010:	Senior Vice President and General Manager of Service Management Department of Nippon Telegraph and Telephone West Corporation (expected to resign on June 15, 2012)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

	Akira Shimada (December 18, 1957)	April 1981:	Joined Nippon Telegraph and Telephone Public Corporation	1,400
		June 2007:	Senior Manager of Corporate Strategy Planning Department of the Company
		July 2007:	General Manager of Accounts and Finance Department of Nippon Telegraph and Telephone West Corporation
		July 2009:	General Manager of General Affairs and Personnel Department of Nippon Telegraph and Telephone East Corporation
8		June 2011:	Senior Vice President and General Manager of General Affairs and Personnel Department of Nippon Telegraph and Telephone East Corporation (expected to resign on June 15, 2012)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

9	Hiroshi Tsujigami (September 8, 1958)	April 1983:	Joined Nippon Telegraph and Telephone Public Corporation	900
		October 2000:	Senior Manager of Department I of the Company
		July 2003:	Senior Manager of the Corporate Strategy Planning Department of Nippon Telegraph and Telephone West Corporation
		July 2007:	Senior Manager of the Corporate Strategy Planning Department of the Company (present post)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

	Tsunehisa Okuno (October 12, 1960)	April 1983:	Joined Nippon Telegraph and Telephone Public Corporation	300
		July 2007:	Senior Manager of the Corporate Business Strategy Division of the Company
		June 2008:	Genaral Manager of Global Business Strategy Office, Strategic Business Development Division of the Company
		January 2011:	Non-executive Director of Dimension Data Holdings plc (present post)
10		June 2011:	Director of the Global Business Office of the Company (present post)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

	Katsuhiko Shirai (September 24, 1939)	April 1965:	Research Associate of School of Science and Engineering of Waseda University	0
		April 1968:	Assistant Professor of School of Science and Engineering of Waseda University
		April 1970:	Associate Professor of School of Science and Engineering of Waseda University
		April 1975:	Professor of School of Science and Engineering of Waseda University
11		November 1994:	Dean of Academic Affairs, and Executive Director of International Center of Waseda University
		November 1998:	Vice President for Academic Affairs of Waseda University
		November 2002:	President of Waseda University
		November 2010:	Executive Advisor for Academic Affairs of Waseda University (present post)
		April 2011:	Chairperson of the Foundation for the Open University of Japan (present post)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

	Sadayuki Sakakibara (March 22, 1943)	April 1967:	Joined Toyo Rayon Co., Ltd. (currently registered as Toray Industries, Inc.)
		June 1994:	General Manager of First Corporate Planning Department of Toray Industries, Inc.
		June 1996:	Vice President (Member of the Board) of Toray Industries, Inc.
		June 1998:	Senior Vice President (Member of the Board) of Toray Industries, Inc.
12		June 1999:	Senior Vice President (Member of the Board and Member of the Executive Committee) of Toray Industries, Inc.	1,500
		June 2001:	Executive Vice President and Representative Member of the Board of Toray Industries, Inc.
		June 2002:	President and Representative Member of the Board of Toray Industries, Inc.
		June 2010:	Chairman of the Board, Chief Executive Officer and Representative Member of the Board of Toray Industries, Inc. (present post) Director of Mitsui O.S.K. Lines, Ltd. (present post)

Notes:

1.	Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara are candidates for outside corporate directors.

The reason for choosing Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara as candidates for outside corporate directors is that both have a wealth of experience, Mr. Katsuhiko Shirai as operational director of an educational institution and Mr. Sadayuki Sakakibara as a corporate manager, and a high level of integrity and insight. The Company believes that they will help strengthen its supervisory function in business execution and expects to incorporate the advice they provide from their wide-ranging experience and their managerial perspectives.

Mr. Katsuhiko Shirai has not previously been involved in the management of a company other than by way of becoming an outside corporate director or an outside corporate auditor. However, for the above reasons, the Company determined that he is capable of adequately serving as an outside corporate director.

There are no interests such as personal relationship, capital relationship or business relationship between the candidates for outside director and the Company. Further, based on the independence criteria set forth in the listing rules of the exchanges in Japan on which the securities of the Company are traded, such as the proof of no relationships with the parent company, fellow subsidiaries, principal business partners and principal shareholders, there is no contemplated danger of causing a conflict of interest with shareholders, and the Company plans to designate Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara as independent board members and to file the information with each of the exchanges.

2.	Mr. Sadayuki Sakakibara is a Director of the Board of Toray Industries, Inc. On March 30, 2009, Toray Industries, Inc. received a cease and desist order from the Japan Fair Trade Commission for violation of the Anti-Monopoly Act between March 2004 and February 2007 in connection with the sale of a cross-linked high-foaming polyethylene sheet.
3.	If the appointments of both Mr. Katsuyuki Shirai and Mr. Sadayuki Sakakibara are approved as outside corporate directors, in order for them to fully perform their expected roles as outside corporate directors, pursuant to the provisions of Article 427(1) of the Corporation Law, the Company plans to conclude agreements with both candidates limiting their liability for compensation for damages pursuant to Article 423(1) of that law. The maximum amount of liability for compensation for damages pursuant to such agreements is the minimum liability amount stipulated in Article 425(1) of the Corporation Law.

Third Item	Election of Two Corporate Auditors

The Company is seeking approval for the election of two Corporate Auditors following the resignation of two of its current Corporate Auditors, Mr. Shunsuke Amiya and Mr. Shigeru Iwamoto, at the conclusion of this Ordinary General Meeting of Shareholders.

The Board of Corporate Auditors supports this proposal.

The candidates for Corporate Auditor are as follows.

Candidate No.	Name (date of birth)	Resume, position and description of concurrent positions		Number of shares of the Company held

1	Kiyoshi Kosaka (March 28, 1951)	April 1974:	Joined Nippon Telegraph and Telephone Public Corporation	3,400
		October 1997:	General Manager of the Kyoto Branch of the Company
		July 1999:	General Manager of the Kyoto Branch of Nippon Telegraph and Telephone West Corporation
		September 2000:	Senior Manager of Department V of the Company
		July 2002:	General Manager of Personnel Department of Nippon Telegraph and Telephone West Corporation
		June 2003:	Senior Vice President and Director of Personnel Department of Nippon Telegraph and Telephone West Corporation
		June 2005:	Senior Vice President and Director of Department I of the Company
		June 2007:	Senior Vice President and Director of Department of General Affairs of the Company
		June 2009:	Representative Director and President of NTT BUSINESS ASSOCIE Corporation (expected to resign on June 14, 2012)

Candidate No.	Name (date of birth)	Resume, position and description of concurrent positions		Number of shares of the Company held

2	Seiichi Ochiai (April 10, 1944)	April 1974:	Instructor of Faculty of Law of the University of Tokyo	1,702
		April 1977:	Associate Professor of Faculty of Law of Seikei University
		April 1981:	Professor of Faculty of Law of Seikei University
		April 1990:	Professor of the University of Tokyo Graduate Schools for Law and Politics and Faculty of Law of the University of Tokyo
		April 2007:	Professor of Chuo Law School (present post)
		April 2007:	Registered Lawyer (Daiichi Tokyo Bar Association) (present post)
		June 2007:	Emeritus Professor of the University of Tokyo (present post)
		June 2008:	Director of EBARA CORPORATION (present post)

Notes:

Mr. Seiichi Ochiai is a candidate for outside corporate auditor.

The reason for choosing Mr. Seiichi Ochiai as a candidate for outside corporate auditor is that he has been serving for many years as a university professor specializing in the study of law and the Company expects that he will conduct future audits based on the knowledge and insight that he had gained through his career.

Mr. Seiichi Ochiai has not previously been involved in the management of a company other than by becoming an outside corporate director or an outside corporate auditor. However, for the above reasons, NTT determined that he is capable of adequately serving as an outside corporate auditor.

If the appointment of Mr. Seiichi Ochiai as an outside corporate auditor is approved, in order for him to fully perform his expected role as an outside corporate auditor, pursuant to the provisions of Article 427(1) of the Corporation Law, the Company plans to conclude an agreement with him limiting his liability for compensation for damages pursuant to Article 423(1) of that law. The maximum amount of liability for compensation for damages pursuant to such agreements is the minimum liability amount stipulated in Article 425(1) of the Corporation Law.

This report describes the conditions of the corporate group (“NTT Group”) including Nippon Telegraph and Telephone Corporation (“NTT”)

Outline of Business of NTT Group

Business Progress and Results of NTT Group

Overall Conditions

■ Business Environment

With respect to the global economy, in the fiscal year ended March 31, 2012, the European sovereign bond crisis caused further instability in the economies of developed countries which, when combined with the slow- down in the growth rates of emerging economies, led to an overall slow down in the pace of economic recovery. The Japanese economy, despite increased demand after the severe conditions following the Great East Japan Earthquake, experienced only a modest recovery due to the impact of the sluggish global economy, the protracted period of the strong yen, the damage from the flooding in Thailand and other factors.

In the information and telecommunications market, there has been a rapid shift towards broadband and ubiquitous services. In the fixed-line communications field, as optical broadband services expand, there has been a transition from conventional fixed line to optical IP telephones. In the mobile communications field, with the diversification and improvement of services and handsets, the competitive environment continues to intensify as a result of, among other things, the introduction of new rate plans. In addition, there have been substantial changes and developments, including customers’ growing interest in a safe and reliable telecommunications infrastructure in light of the Great East Japan Earthquake, the service integration between fixed-line and mobile communications and between telecommunications and broadcasting resulting from the shift to IP networks, and the introduction of new businesses, utilizing information and communications technologies (ICT), that transcend the existing business domains.

(Regarding the Contents of the Business Report)
—

In this business report, “NTT East,” “NTT West,” “NTT Communications,” “NTT DATA” and “NTT DOCOMO” refer to Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, NTT Communications Corporation, NTT DATA CORPORATION and NTT DOCOMO, INC., respectively.

—

With respect to amounts appearing in this report, figures determined in accordance with Japanese Generally Accepted Accounting Principle are rounded down to the nearest whole unit, and figures determined in accordance with U.S. Generally Accepted Accounting Principle are rounded off to the nearest whole unit.

—	With respect to underlined terms, a definition of each term is provided in the “Glossary of Terms” (pages 43-44)

■ Business Conditions

Under these circumstances, NTT Group worked to expand broadband and ubiquitous services pursuant to its Medium-Term Strategy, adopted in May 2008, entitled “Road to Service Creation Business Group.”

●

In the fixed-line communications field, NTT Group continued to expand FLET’S Hikari services and improve its customer support services. In order to expand the number of FLET’S Hikari subscribers, NTT Group launched the two-tier fixed rate service, “FLET’S Hikari Light,” with lower basic monthly charges for customers who are just starting to use the Internet or have few opportunities to use the Internet.

●

In the mobile communications field, NTT Group worked to expand the lineup of smartphones, whose popularity is rapidly growing. In addition, the main services of i-mode were made compatible with smartphones and NTT Group started offering new services and functions such as “dmenu” for smartphones, which enables users to search various content. With respect to “Xi” (pronounced

“crossy”), an LTE service with high-speed, large capacity and low latency features, NTT Group launched new voice services, added to data communications services, improved rate plans and expanded its service areas.

●

In order to increase Hikari use scenarios and to improve user convenience with respect to data communications by smartphones, NTT Group worked to expand the Wi-Fi environment. NTT Group actively developed and promoted the use of “FLET’s Hikari + Wi-Fi” at homes and the use of public wireless LAN outdoors by increasing the installation of public access points at public and retail facilities and by utilizing mobile Wi-Fi routers such as the “Hikari Portable.”

●

Group-wide efforts were directed towards the creation of services that use broadband networks. With respect to “Hikari TV,” in addition to the existing service enabling the viewing of videos on TV through FLET’S Hikari, NTT Group launched “Hikari TV Dokodemo” for viewing “Hikari TV” videos on smartphones and tablet devices.

●

With respect to cloud services, NTT Group expanded its service menus for services such as “BizCity” and “BizXaaS,” and promoted the building and provision of customer systems using these services and otherwise endeavored to provide solutions tailored to the industries and categories of its customers. In addition, NTT launched “Mobile Groupware” and other services that provide web-based email and schedule functions that enable customer use without regard to differences in devices between smartphones and PCs.

●

NTT Group acquired foreign companies with the aim of expanding the lineup of its services and gaining personnel with the expertise and know-how of business operations. In particular, with respect to global expansion of cloud services, Dimension Data Holdings plc, one of NTT’s overseas subsidiaries, worked to reinforce its ability to provide implementation consulting and formulation by acquiring OpSource, Inc., which has the technology to provide automatic cloud implementation, operation and restoration.

●

NTT Group established new overseas offices to strengthen ICT service support to Japanese businesses operating abroad and to local businesses. NTT Group also worked to enhance its service platforms by, among other things, increasing the connection speed of the IP backbone between Japan and the U.S., where a high volume of data is exchanged, to 600Gbps.

●

NTT Group worked to strengthen its global strategy development framework through the maximization of synergies and promotion of cross-selling between its group companies, including overseas subsidiaries, and established committees formed from each group company on global strategy and personnel administration for the entire NTT Group.

●

As part of its efforts to create new services, NTT Group engaged in Research and Development directed at the advancement of cloud services, video services, Home ICT and mobile services, on network platforms that support these services, and on the fourth-generation mobile communications systems that will succeed LTE. In addition, NTT Group also conducted Research and Development on the optical device technology that realizes low-power information telecommunications and quantum information processing as initiatives to develop advanced technologies for the future, while continuing Research and Development to develop new markets and services by the integration of industries and ICT, solutions for societal issues and disaster-resistant network services.

●

NTT Group took group-wide CSR initiatives to contribute to the continuous development of society. Especially with respect to the vision of “creating a low-carbon society,” one of the themes of NTT Group’s environmental vision, “The Green Vision 2020,” NTT Group as a whole adopted the “Green NTT” measure as means of promoting natural energy. In the fiscal year ended March 31, 2012, NTT Group commenced the operation of three new solar power facilities and the total size of installed solar capacity reached approximately 4.4 megawatts. NTT will likely reach its initial target of 5.0 megawatts before the end of next fiscal year.

●

The Great East Japan Earthquake, which occurred in March 2011, caused service outages to approximately 1.5 million fixed-line related services, approximately 4,900 mobile base stations, and approximately 15,000 data communications services. As a result of NTT Group committing a total of 10,000 members to the restoration efforts, at the end of May 2011, NTT Group restored the function of all damaged exchange offices and base stations, except for certain areas where restoration work is difficult, such as areas surrounding the Fukushima Daiichi Nuclear Power Plant.

●

In terms of facility-related countermeasures against disaster, in addition to the existing efforts to enhance the durability of exchange offices and increasing the number of transmissions lines, NTT Group carried out further measures to install emergency power generators and make available batteries that last up to 24 hours, secure fuel and prepare for potentially long and geographically dispersed blackouts. Moreover, NTT Group installed large- zone base stations (mobile base stations which cover 360-degrees with a radius of about 7 km) to widely and efficiently ensure communications in densely populated areas and increased the number of deployed disaster countermeasure equipment, including satellite mobile base stations.

●

As an initiative in services, for times when it is difficult to connect to voice-message services due to a disaster, NTT Group launched the “Disaster Voice Messaging Service,” a service through which voice messages are sent as data files, and expanded its “Area Mail” function, which is used with emergency earthquake information, for example, by adding a new compatibility enhancement to provide tsunami information. Also, as a measure to ensure communication for disaster victims, including those who are stranded, NTT Group launched initiatives for convenience stores to be used as “information stations” such as by installing special public telephones and making public wireless LAN spots free-of-charge during disasters.

As a result, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2012 were 10,507.4 billion yen (an increase of 2.0% from the previous fiscal year). Consolidated operating expenses were 9,284.4 billion yen (an increase of 2.1% from the previous fiscal year). As a result, consolidated operating income was 1,223.0 billion yen (an increase of 0.7% from the previous fiscal year), consolidated income before income taxes was 1,239.3 billion yen (an increase of 5.4% from the previous fiscal year), and consolidated net income attributable to NTT was 467.7 billion yen (an decrease of 8.2% from the previous fiscal year).

■ Changes in Consolidated Assets and Consolidated Income of NTT Group

			24th fiscal year, ended March 31, 2009	25th fiscal year, ended March 31, 2010	26th fiscal year, ended March 31, 2011	27th fiscal year, ended March 31, 2012
Operating revenues	(billion yen	)	10,416.3	10,181.4	10,305.0	10,507.4
Income before income taxes	(billion yen	)	1,105.2	1,120.1	1,175.8	1,239.3
Net income	(billion yen	)	538.7	492.3	509.6	467.7
Net income per share	(yen	)	400.41	372.01	385.16	366.67
Total assets	(billion yen	)	18,796.4	18,939.1	19,665.6	19,389.7
Shareholders’ equity	(billion yen	)	7,298.1	7,788.2	8,020.7	7,882.6
Shareholder’s equity per share	(yen	)	5,515.18	5,885.86	6,061.92	6,441.26

Notes:	1.	The consolidated financial statements of NTT Group are prepared in accordance with U.S. Generally Accepted Accounting Principles.
	2.	Net income per share is calculated based on the average number of shares outstanding, excluding treasury stock, during the fiscal year. Shareholder’s equity per share is calculated based on the number of shares outstanding, excluding treasury stock, at the end of the fiscal year.
	3.	On January 4, 2009, NTT carried out a 100-for-1 stock split. “Net income per share” for the 24th fiscal year (the fiscal year ended March 31, 2009) is calculated on the assumption that such stock split took place at the beginning of the fiscal year (April 1, 2008).
	4.	Net income for the 25th fiscal year (the fiscal year ended March 31, 2010), the 26th fiscal year (the fiscal year ended March 31, 2011) and the 27th fiscal year (the fiscal year ended March 31, 2012) reflects net income attributable to NTT (excluding the portion attributable to noncontrolling interests).
	5.	Net income per share for the 25th fiscal year (the fiscal year ended March 31, 2010), the 26th fiscal year (the fiscal year ended March 31, 2011) and the 27th fiscal year (the fiscal year ended March 31, 2012) reflects net income per share attributable to NTT (excluding the portion attributable to noncontrolling interests).

Review of NTT Group Operations

■ Overview

In its capacity as the holding company of the NTT Group companies, NTT continued working on the planning of group-wide strategies and a redistribution of managerial resources in line with changes in the business environment. NTT also conducted fundamental Research and Development and provided the results to each group company so they could be broadly disseminated, while planning and promoting the commercialization of fundamental technologies. Furthermore, NTT exercised voting and other shareholder rights at the general shareholders’ meetings of each group company.

NTT acquired 57,513,600 shares of its common stock on July 5, 2011, pursuant to a resolution passed at its board of directors’ meeting held on May 13, 2011. In addition, pursuant to resolutions passed at its board of directors’ meeting held on November 9, 2011, NTT cancelled 125,461,832 shares on November 15, 2011, and acquired 41,820,600 shares of its common stock on February 8, 2012. The aggregate cost of acquiring its common stock for the fiscal year ended March 31, 2012 was 381.7 billion yen.

■ Provision of Advice and Intermediary Services to Group Companies

NTT provided appropriate and timely advice and intermediary services to group companies to facilitate the performance of business activities in line with group policies and objectives.

Specifically, NTT proceeded with the full-scale development of ubiquitous broadband services in line with its Medium-Term Management Strategy, “Road to Service Creation Business Group,” and provided advice and intermediary services for global businesses. In addition, NTT provided support to promote the promulgation of upper-layer services utilizing optical broadband services in particular, through its administration of the Next-Generation Services Joint Development Forum and joint operation of a start-up company whose investors include NTT Investment Partners Fund, L.P. As compensation for these services, NTT received 19.1 billion yen in group management and administration revenues for the fiscal year under review (same as the previous fiscal year).

■ Fundamental Research and Development Activities

NTT has conducted Research and Development on basic technologies that could contribute to realizing an enriched broadband and ubiquitous society and solving societal issues, such as enhancing convenience of public administration, education and medical services, and environmental issues, based on the objectives set out in its Medium-Term Management Strategy, “Road to Service Creation Business Group.”

Commercialization of the results of Research and Development was carried out through the “General Produce System” under which Research and Development achievements were integrated into marketing and planning activities for key business lines, in consideration of global developments, and through collaboration with other businesses. NTT was also engaged in Research and Development to develop disaster-resistant networks and services by utilizing lessons learned from the Great East Japan Earthquake and research on advanced technologies for the future.

●	Research and Development for Promotion of Broadband and Ubiquitous Services

—

NTT conducted Research and Development directed to realize the provision of safe and secure cloud services as social infrastructure. For example, NTT established security technology to improve user confidentiality, including an encryption method, and performed experiments to transfer functions between data centers without disconnecting services. NTT further developed a technology that creates new value in obtained information, by enabling the immediate analysis of high volumes of data (big data) collected in cloud networks from services including SNS.

—	NTT developed a contents administration platform necessary for “NOTTV,” a dedicated broadcasting station for smartphones and tablet devices.
—	NTT provided technical support on “FLET’S Joint,” a home ICT service and achieved its commercialization.
—

In order to promote the expansion of optical broadband services, in areas that are difficult to conduct wiring installation, such as multi-unit apartment complexes, NTT developed an optical fiber that can be wired through spaces in doorways.

●	Research and Development Corresponding to Societal Challenges
—	NTT developed and started to conduct field trials on a mutual platform for medical institutions and home-care patients which can safely distribute medical and health information, towards ICT use for the home medical care services. NTT also conducted an experiment of its Secure Computation, which enables statistical processing while protecting the privacy of diagnostic information in clinical research.

—

With an aim to achieve efficient use of energy and to contribute to community development, NTT carried out technology development through smart communities (next generation energy, social systems) and worked towards the “visualization of energy consumption” and home appliance energy control.

—

In the field of education, in order to support communications at school with hearing-impaired students, NTT conducted an experiment on technology that converts the words spoken by teachers into readable text on devices.

●

In preparation for the disruption of communication services due to a disaster, NTT built transportable Small Satellite Earth Stations for Disaster Recovery Operations capable of immediately securing temporary telecommunications circuits and developed a technology of automatic measurement and elimination of the distorted ultrafast optical signals, which enables the quick setup of temporary routes.

●

NTT implemented measures to provide network control technology that will allow large numbers of customers to access important communications during disasters, by re-establishing flexible communication lines throughout the entire network.

●	In order to improve the convenience of the Disaster Emergency Broadband Message Board,
NTT developed a function of notifying registration information through e-mail and voice messages and dedicated research efforts towards developing an easy-to-use user interface.

●

NTT worked towards the drastic reduction of energy consumption in the ICT field, and succeeded in building a laser operated by ultralow electricity current, and the world’s first optical random access memory chip, which allows storage of information without converting data into an electric signal.

●	NTT worked to produce innovative quantum computers with respect to information processing technology, and discovered an electron state that leads to a new method of inputting and reading quantum information.
●	In order to provide natural communication, NTT focused its research on the mechanics of signal control and processing within human brains.

As a result of these Research and Development activities, NTT’s total expenditures on Research and Development during the fiscal year under review were 125.5 billion yen (a decrease of 1.3% from the previous fiscal year), and NTT received basic Research and Development revenues of 120.9 billion yen (a decrease of 2.4% from the previous fiscal year) as compensation for these Research and Development activities.

■ Share Ownership and Exercise of Voting Rights

NTT exercises its rights as a shareholder based on the principle that each group company should conduct its business activities in line with NTT Group’s policies and objectives, while maintaining their independence and autonomy. When exercising voting rights as a shareholder at the general shareholders meetings of each group company in the fiscal year ended March 31, 2012, NTT determined that the business practices, financial conditions, retained profits, and other conditions during the previous consolidated fiscal year (the fiscal year ended March 31, 2011) were appropriate and, accordingly, NTT voted to approve the disposition of unappropriated retained earnings based on proposals from each group company as well as the election of directors and other matters. As a result, NTT received 261.1 billion yen in dividends (an increase of 10.8% from the previous fiscal year).

■ Changes in Non-Consolidated Assets and Non-Consolidated Income of NTT

			24th fiscal year, ended March 31, 2009	25th fiscal year, ended March 31, 2010	26th fiscal year, ended March 31, 2011	27th fiscal year, ended March 31, 2012
Operating revenues	(billion yen	)	363.7	379.0	390.3	411.3
Recurring profit	(billion yen	)	196.4	215.5	227.8	259.3
Net income	(billion yen	)	195.9	215.7	225.7	257.2
Net income per share	(yen	)	145.68	163.04	170.58	201.72
Total assets	(billion yen	)	7,505.0	7,477.7	7,570.2	7,524.7
Net assets	(billion yen	)	4,868.3	4,931.7	4,996.9	4,703.0
Net assets per share	(yen	)	3,679.01	3,727.13	3,776.62	3,843.08

Notes:	1.	The non-consolidated financial statements of NTT are prepared in accordance with Japanese Generally Accepted Accounting Principles.
	2.	Net income per share is calculated based on the average number of shares outstanding, excluding treasury stock, during the fiscal year. Net assets per share is calculated based on the number of shares outstanding, excluding treasury stock, at the end of the fiscal year.
	3.	On January 4, 2009, we carried out a 100-for-1 stock split. “Net income per share” for the 24th fiscal year (the fiscal year ended March 31, 2009) was calculated on the assumption that the stock split took place at the beginning of the fiscal year (April 1, 2008).

Note: The non-consolidated financial statements of NTT East and NTT West are prepared in accordance with Japanese Generally Accepted Accounting Principles.

■ Overview

NTT East and NTT West, which are the main subsidiaries of NTT in the regional communications business segment, worked to secure solid revenue structures by collaborating with other business operators, expanding FLET’S Hikari service menus, promoting fiber-optic and IP related services through expansion of Hikari use scenarios utilizing Wi-Fi, and improving support services that lead to customer retention.

■ Number of Subscriptions for Major Services

● LET’S Hikari:	16.56 million subscriptions (an increase of 1.51 million subscriptions from the previous fiscal year)
● Hikari Denwa:	13.90 million channels (an increase of 1.79 million channels from the previous fiscal year)
● FLET’S TEREBI:	0.86 million subscriptions (an increase of 0.27 million subscriptions from the previous fiscal year)

■ Promotion of Fiber-optic and IP Services

Service or Product	Description
FLET’S Hikari Light (NTT East/NTT West)	Optical broadband service providing a two-tier fixed rate system with low basic monthly charges for customers who are just starting to use the Internet or have few opportunities to use the Internet.
FLET’S Joint (NTT East/NTT West)

A service of delivering software (remote control system of digital electronics or surveillance cameras, etc.) held in a software delivery server on behalf of service providers, to home gateways of FLET’S Hikari Next users.

Hikari Portable “Wi-Fi Cradle” (NTT East)

A desktop holder equipped with high-speed wireless LAN available for rent as an option for the mobile Wi-Fi router, “Hikari Portable.” Allows the use of wireless LAN at home even while taking “Hikari Portable” outside.

Hikari Station (NTT East)

A service offered for “FLET’S Hikari Next” customers operating chain stores, stores in shopping arcades and public facilities, etc., that provides an Internet connection environment for visitors by installing Wi-Fi access points, and distributes store information and coupons.

Ninen-wari (NTT East)	A discount plan for single-unit family type of FLET’S Hikari Next and B FLET’S services, conditioned on the user staying subscribed for a period of 2 years.
Hikari BOX (NTT West)	A device that enables the viewing of video services on the Internet by connecting to the TV, easily operated via remote control.

Business Partner	Description
OMRON Corporation (NTT West)

Established NTT Smile Energy, a joint venture providing energy-saving support services to households, utilizing the combined business know-how of OMRON Corporation’s advanced sensing and control technology (an automatic control technology of devices using sensors) and NTT West’s network technology. Began providing “Eco-Megane,” a service of “visualizing” domestic power consumption and power generation of solar power systems.

Seven & i Holdings Co., Ltd. (“Seven & i”) (NTT East)

Entered into a comprehensive business collaboration agreement to utilize resources of both Seven & i and NTT East, including Seven & i Group’s store locations and NTT East’s optical broadband services. In addition to the development of Wi-Fi bases at store locations and the provision of shopping support, NTT East and Seven & i started working to prepare information stations (offering free public wireless LAN spots during disasters and installing special public telephones) for emergency situations in the 23 wards of the Tokyo metropolitan area.

Gurunavi, Inc. (NTT East)

Began collaboration of services, by utilizing Gurunavi, Inc.’s relationships with restaurants, in making suggestions to install” FLET’S Hikari + Wi-Fi” at such restaurants and combining invoices of Gurunavi’s shopping sites with FLET’S Hikari’s invoice.

■ Improving Customer Service

●

Subscriptions for “Remote Support Service,” which provides remote responses to a broad range of customer inquiries concerning all aspects of broadband services, reached 4.30 million. (NTT East/NTT West).

●

Subscriptions to the “FLET’S Hikari Members Club” (for NTT East) and “CLUB NTT-West” (for NTT West), membership privilege programs that offer points based on monthly usage and special content, reached a total of 7.76 million.

Business Partner	Description
Canon Marketing Japan Inc. (NTT East/NTT West)

Call centers and maintenance support departments of each business partner. NTT East and NTT West are collaborating to establish a system for providing one-stop customer support (for breakdowns and other troubleshooting) to their respective customers in order to handle the increased variety of office ICT equipment, including network connectable PCs and business phones, and to respond to the increasingly complex user environment.

Epson Sales Japan Corp. (NTT East)
RICOH JAPAN Corporation (NTT West)
TOSHIBA TEC CORPORATION (NTT West)
Allied Telesis K.K (NTT West)

Note:	The non-consolidated financial statements of NTT Communications are prepared in accordance with Japanese Generally Accepted Accounting Principles.

■ Overview

NTT Communications Corporation (NTT Communications), aiming to become a partner considered by customers around the world as a truly leading global player with the “Global ICT Partner – Innovative. Reliable. Seamless –” slogan, developed the “Global Cloud Vision” in response to customers’ requests for cloud migration and worked towards the “development of end-to-end, one-stop, global and seamless services to provide cloud to network, applications, and security services.” The main initiatives in this segment are as follows.

■ Number of Subscriptions for Major Services

● Hikari TV:	2.00 million subscriptions (an increase of 0.59 million subscriptions from the previous fiscal year)
● OCN:	8.44 million subscriptions (an increase of 0.20 million subscriptions from the previous fiscal year)
● Plala:	3.12 million subscriptions (an increase of 20,000 subscriptions from the previous fiscal year)

■ Development of Services for Individual Customers

Service	Description
050 plus

Service that enables 050 IP phones to be used on smartphones and tablet devices, by installing dedicated applications. Telephone numbers starting with 050 can be obtained, and phone calls between” 050 plus” users and users of” OCN Dot Phone” or 050 IP phones of mobile providers are free of charge.

Hikari TV Dokodemo (NTT Plala Inc.)	Service that enables” Hikari TV” users to view videos on smartphones or tablet devices by installing a dedicated application.
Hikari TV Mobile (NTT Plala Inc.)	Dedicated service for mobile devices that enables viewing of videos on smartphones or tablet devices by installing a dedicated application.

■ Development of Services for Corporate Customers

Service		Description
BizCITY	Biz Hosting E-Mail and Web	Hosting service that specializes in e-mail and Web server functions, with three types of plans depending on usage fees, server space and customizations.
Biz Simple Disk

Hard disk service that specializes in storage and saving of large amounts of data, such as IT system backup data and video data. Data capacity of up to 3 petabytes, depending on the user’s scale of use. (One petabyte equals one million gigabytes.)

Cloud[n]

New public cloud service to allow customers to flexibly and cost efficiently increase or decrease data capacity, equipped with a variety of APIs compatible with the industry leader Amazon Web Services LLC.

Arcstar Universal One

VPN service optimized for cloud use with high quality and high reliability features. Four types of plans available according to reliability and price. Service is provided in 159 countries and regions worldwide.

050 plus for Biz

Expanded service with convenient functions of 050 plus for corporate customers. The functions include usage of the 050 IP phone, a subscription for 050 IP phone with multiple IDs, comprehensive billing of fees, and online billing statements for calls.

Arcstar Unified Communications Service

Integrated voice services for corporate customers developing businesses overseas. Offers three types of plans: services for internal extension communications service between their offices in Japan and overseas; external line services from their overseas offices; and cloud based services equipped with the messages and conference call functions.

■ Development of Global Business

●	Network Expansion

—

Efforts were made to increase IP backbone capacity in order to provide speedy and stable distribution of Internet data around the world. NTT increased the connection speed of the IP backbone between Japan and the U.S., where the highest volume of data in the world is exchanged, to 600Gbps.

●	Business Site Development

—	NTT Com Asia Ltd. opened a branch in Macau Special Administrative Region.

—	NTT Communications (Thailand) Co., Ltd. opened an office in Vientiane, Lao PDR.
●	Strengthening of Service Provision Systems

—

NTT Communications acquired Frontline Systems Australia Pty Ltd. which provides ICT services centered in Australia, such as IT infrastructure and sales, IT consulting, data centers and managed services.

—	NTT Communications reached an agreement with Netmagic’s shareholders for the acquisition of Netmagic Solutions Private Limited, which provides data center related services in India.

Note:	The consolidated financial statements of NTT DATA are prepared in accordance with Japanese Generally Accepted Accounting Principles.

■ Overview

NTT DATA, pursued the pillars of its Medium-term Management Policy, “Strengthening of Service Provision Capability,” “Group Business Enhancement and Expansion,” and “Environment-Oriented Management” with the goal of being ranked “No. 1 in customer satisfaction” as a leading edge innovator. NTT DATA’s main activities are discussed below.

■ Management Policies

●

NTT DATA set up “M2M Cloud Promotion Office” as an organization to promote the provision of new services centered on M2M (Machine to Machine), which is necessary to improve the further use of ICT in society and to realize a variety of services.

●

NTT DATA acquired Mathematical Systems, Inc., a company that mainly engages in the development and sales of software packages and a consulting business for application development and analysis, with advanced data analysis technology and personnel.

●

NTT DATA has announced changes to the uniform corporate logo design, in response to accelerating customer needs for global business, with the goals of building a structure that provides an operational system supported on a global scale with speedy service, and of strengthening the NTT DATA brand abroad. NTT DATA incorporated plans for the integration and reorganization of business at overseas group companies, and started a new organizational structure, with a focus on NTT DATA,

Inc. in the U.S. region, NTT DATA EMEA Ltd. in the Europe, Middle East and Africa regions, and NTT DATA (CHINA) Co., LTD. in the China region.
●

NTT DATA acquired Value Team S.p.A. (the corporate name was changed to “NTT DATA Italia S.p.A.” as of April 2, 2012), which has strengths in IT consulting and system development in the areas of telecommunications, manufacturing, energy and finance in Italy, and has significantly growing businesses in Brazil and Turkey.

●

NTT DATA started collaborating with NEC Corporation, Hitachi, Ltd., KANEMATSU CORPORATION and Saitama City for the standardization of an ID card system for an authentication service using IC cards at electric vehicle charging stations.

●

NTT DATA built the first commercial-use system to use a high-voltage DC power supply in Japan, which is a next-generation power supply method with greater power efficiency compared to AC, and commenced its operation as the internal system at Japan Radio Co., Ltd.

■ Status of Business Activity Measures

●

The Regional Bank Integrated Services Center, a shared use format center for regional banks (member banks of the Regional Banks Association of Japan and The Second Association of Regional Banks) began providing services to Ashikaga Bank, Ltd. and system integration services to The Senshu Ikeda Bank, Ltd. In addition, the “STELLA CUBE,” a shared core center for regional banks (member banks of the Regional Banks Association of Japan and The Second Association of Regional Banks) began providing services to The Tokyo Tomin Bank, Limited.

●	NTT DATA decided to launch “BeSTAcloud,” a shared core service for new financial institutions, and entered into a basic agreement regarding its usage with FIDEA Holdings Co. Ltd.

●

In order to respond to distributed needs of data centers for the BCP (business continuity plans) of Japanese companies and for disaster countermeasures, NTT DATA entered into a basic agreement with LG CNS Co., Ltd. of South Korea concerning joint businesses in the area of data centers, including cross-servicing of data centers in Japan and South Korea and related solutions.

Service		Description
BizXaaS	BizXaaS Contact (Fast Help)

Cloud service to provide necessary functions for contact centers (call centers). A contact system with call management functions, which can be used with CRM for customer inquiries and applications. The system can be ready for use within as short as 72 hours.

	BizXaaS EC	Service providing over 150 e-trading functions on cloud networks. A website with e-trading functions can be created in as little as 72 hours.
	BizXaaS Office	Service that provides employees’ PC environment through cloud networks, such as desktop services, file server services using Microsoft products, e-mail services, document management services, etc.
BizXaaS BCP/DR Consulting Services

Service enabling the development of BCP in a short period of time (as few as five meetings) using the BCP methodology developed by NTT DATA. The service also analyzes financials and calculates the optimal investment amounts for disaster recovery measures.

TISAFYS

An operation and maintenance service for the customer’s own business applications, developed by combining NTT DATA’s areas of strengths in advanced operations and maintenance know-how, and overseas operating structures, methodologies and tools.

Note:	The consolidated financial statements of NTT DOCOMO are prepared in accordance with U.S. Generally Accepted Accounting Principles.

■ Overview

NTT DOCOMO developed the “Medium-Term Vision 2015: Shaping a Smart Life” as its medium-term management policy with a goal of becoming an “integrated service company placing mobile services at the core.” Based on this medium-term vision, NTT DOCOMO worked towards new value creation through the convergence of various industries and services, while aiming for further development of handsets and services with a focus on smartphones, in order to offer enhanced safety and security and deliver more convenient and efficient solutions to people’s everyday lives and businesses. The measures being undertaken are as follows:

■ Number of Subscriptions for Major Services

—	Number of mobile phone service subscriptions:	60.13 million (an increase of 2.12 million subscriptions from the previous fiscal year)

	(Partial listing only) FOMA service subscriptions:	57.90 million (an increase of 1.16 million subscriptions from the previous fiscal year)

	(Partial listing only) Xi service subscriptions:	2.22 million (an increase of 2.20 million subscriptions from the previous fiscal year)

Note:	Number of subscriptions to mobile phone services, FOMA services and Xi services include communication module service subscriptions. The “mova” service has been terminated as of March 31, 2012.

■ Expansion of Smartphone Sales

With respect to smartphones, NTT DOCOMO launched a new portal site for smartphones, “dmenu,” and the content market that NTT DOCOMO operates, “dmarket,” while expanding its handset lineup. NTT DOCOMO enhanced customer convenience by providing services for smartphone use such as the main services for i-mode, including “i-channel,” “i-concier,” and “Keitai Data Oazukari Service,” and by offering discount services for customers who subscribe to more than one tablet device. As a result of these efforts, smartphone sales showed a significant increase, with handset sales of 8.82 million for the fiscal year.

■ Development of “Xi” Services

With respect to Xi, the high-speed, large capacity and low latency LTE service that launched in December 2010, NTT DOCOMO launched voice services in addition to data transmission services and expanded the Xi-compatible handset lineup and enhanced rate plans. Further, in December 2011, NTT DOCOMO increased the communication speed in limited areas (75 Mbps) when outdoors, and from January 2012, expanded the coverage area to major cities of prefectural capitals, and increased the number of base stations for Xi services to over 7,000 stations.

■ Enhancement of Services

Service, etc.	Description
Portal site for smartphones that enables easy searches of diverse content provided by content providers, and of services provided by NTT DOCOMO.

Contents marketplace for smartphones managed by NTT DOCOMO comprising the “Video Store,” “Book Store,” and “Music Store,” and “Applications and Reviews” content store, which introduces recommended applications.

Shabette Concier	Voice-agent application that searches for and provides information, as well as handling mobile phone functions, just by talking into the smartphone (free-of-charge).

Anti-virus service for smartphones (free-of-charge).

Mobile Groupware	Cloud service for corporate customers with various functions enabling the sharing of internal company information, accessing webmail and scheduling from outside the company via smartphones.

Prepaid data plan	Special data communications prepaid plan that can be used on the PlayStation Vita released by Sony Computer Entertainment Inc. Two fee rate plans depending on use time (20 hours and 100 hours).

NTT DOCOMO launched “Smartphone Anshin Remote Support” to provide customers with professional assistance concerning the operation or settings of smartphones or tablet devices from its call center staff who can monitor the handset operations from remote locations.

■ Activities for New Value Creation

●

In conjunction with the April 2012 launch of “Mobacas” (mobile-dedicated broadcasting) services, NTT DOCOMO increased its investment in mmbi, Inc., an approved key terrestrial broadcasting business operator for the mobile reception of “Mobacas,” prepared for the launch of the broadcasting station for smartphones, “NOTTV,” and started sales of two compatible handsets compatible with such services.

●

With the expansion of business synergies as a goal, NTT DOCOMO acquired Radishbo-ya Co., Ltd. (“Radishbo-ya”), which provides membership-based home-delivery of organic and low-pesticide vegetables and additive-free foods, through a tender offer, and executed a basic agreement of business and capital alliance between Radishbo-ya and Lawson, Inc.

●

NTT DOCOMO has executed a basic agreement for a capital and business alliance with OMRON HEALTHCARE Co., Ltd. based on the premise of founding a new company for the purpose of developing and providing health and medical support services.

■ Series of Service Interruptions

With respect to the series of service interruptions of the “sp-mode” (an ISP service for smartphones) and packet switching, NTT DOCOMO received administrative guidance from the Ministry of Internal Affairs and Communications on January 26, 2012. NTT DOCOMO submitted a report on March 30, 2012 summarizing the measures it has taken to prevent mobile communications service interruptions, protect the confidentiality of communications and appropriately manage personal information. NTT DOCOMO extends its deepest apologies to customers for any inconvenience caused by these service interruptions.

    NTT DOCOMO takes these matters very seriously. After the service interruptions on December 25, 2011, NTT DOCOMO established the “Task Force for Improvement of Network Infrastructure,” headed by the president and CEO, to promptly identify and rectify the cause of these problems and implemented drastic measures to improve the reliability for customers. In addition, NTT DOCOMO will make every effort to ensure that customers can continue to use its services safely and with peace of mind going forward by implementing measures to improve trust and expandability toward the creation of a network infrastructure that can support as many as 50 million smartphones. NTT DOCOMO will continually work to strengthen its facilities.

Issues Facing the Corporate Group

■ Future Outlook of Business Environment

Although the economy in Europe is stagnant, the global economy is expected to continue to steadily grow due in part to economic growth in developing countries. For the Japanese economy, while there are risks relating to the protracted period of the strong yen in Japan and the concomitant increased cost of resources, it is expected that economic conditions will gradually improve due to increased demand as a result of the restoration efforts in response to the Great East Japan Earthquake.

    In the information and telecommunications market, though ICT expenditures for companies that had continued to face adverse economic conditions are expected to gradually recover, fierce competition is likely to continue as globalization continues to rapidly progress together with a shift towards broadband and ubiquitous services, and further expansion of cloud services and the development of new business models through the entry into the market of a diverse range of businesses is expected.

■ Business Developments Pursuant to the Medium-Term Management Strategy

Pursuant to the Medium-Term Management Strategy, “Road to Service Creation Business Group,” adopted in May 2008, NTT Group has been promoting the transformation of its business structure with a focus on revenues from IP businesses and solutions businesses. The next fiscal year (fiscal year ending March 31, 2013) will be the last year of this medium-term management strategy.

    With respect to NTT Group’s transformation of its business structure, NTT had aimed for revenues from its IP businesses and solutions business to represent 75% of consolidated operating revenues during the fiscal year ending March 31, 2013, and was able to raise the percentage to 70% during the fiscal year ended March 31, 2012. Further, with respect to earnings and expenses for Hikari services, such as “FLET’S Hikari,” while NTT Group had been experiencing deficits due to build-out investments, it has also realized solid improvements year by year. As planned, NTT Group expects to make a profit from Hikari services on a single-year basis for the fiscal year ended March 31, 2012.

    Sales in global businesses, which have been rapidly expanding in recent years, exceeded US$10 billion in the current fiscal year, thus achieving its target one year ahead of schedule.

    Meanwhile, with respect to the ratio of capital expenditures to sales (“Capex Ratio”), because NTT Group had to strengthen its networks due to the Great East Japan Earthquake and the expansion of smartphones, it will be extremely difficult to reach the target of 15% in the next fiscal year (Capex Ratio for the fiscal year ended March 31, 2012 was 18.5%). NTT Group aims to make significant improvements by enhancing the efficiency of capital expenditures. With respect to operating income, NTT Group achieved 1,223 billion yen for the fiscal year ended March 31, 2012, while its target for the next fiscal year is 1,300 billion yen. NTT Group will continue to increase revenues by working to further reduce costs and addressing the following issues.

●

To respond to the increasing diversification of customer needs, NTT will promote the development of integrated cloud services that combine the strengths of NTT Group for its applications, platforms, networks and terminals.

●

NTT Group will offer a service platform that can create new added value by organizing and collecting large-scale data called “big data” and by processing and analyzing the accumulated data through introducing M2M (machine-to-machine)

technology into cloud services, which allows various devices, including smartphones, automobiles and home appliances to autonomously communicate with each other.

●

In cloud services, NTT Group will respond to needs in Business Continuity Plans (“BCP”), which has been a focus since the Great East Japan Earthquake, and which, for example, allows data centers around the world to function as if they were a single data center by enabling the flexible transfer of data within and between data centers.

●

To respond to such societal issues as the enhancement of convenience in government, education and medical services, environmental protection, the aging population and the declining birthrate, NTT Group will promote widespread ICT use. For example, with respect to “Education Square x ICT” in the education field, under which field trials are held in collaboration with local governments, NTT Group is accumulating knowledge by connecting schools to homes and schools to the world through educational cloud services. NTT will continue to work to expand the ICT use scenarios.

●

NTT Group will work to enhance ICT services that utilize fixed and mobile broadband, by promoting the further use of mobile broadband services through enhancing the lineup of “Xi”-compatible terminals and expanding service areas, and by expanding use scenarios of optical services through providing the two-tier fixed rate “FLET’S Hikari Light.”

●

In response to the diversification and expansion of handsets that can connect to networks, such as smartphones and tablets, NTT Group will make efforts to create and provide new services, such as by enhancing “dmenu,” “dmarket” and other platform functions, by providing “Hikari TV Dokodemo” for viewing videos on a smartphone, and by launching services such as the “NOTTV” broadcast station for smartphones.

●

In response to an increase in the amount of mobile communications data, NTT Group has been developing initiatives, such as expanding “Xi,” which is characterized by highly efficient radio frequencies, promoting the use of “FLET’S Hikari + Wi-Fi” in homes utilizing “Hikari Portable” and decentralizing the network burden by increasing the installation of public wireless LAN access points at public and retail facilities.

●

With the goal of not only acquiring new customers but promoting long-term use by existing customers, NTT Group will work to create a system that retains customers for the long-term, such as through long-term user discounts and membership programs.

●

With respect to NTT Group’s customer base of approximately 10,000 companies, which grew with the acquisition of Dimension Data Holdings plc during the last fiscal year, NTT Group will strengthen its efforts to develop new customers by utilizing group company synergies and cross-selling efforts. Further, NTT Group will accelerate the growth of its global businesses, both in terms of strategy and in terms of personnel administration.

●

Companies that promote business on a global scale are focused on flexible and swift management and risk distribution that understands the conditions at each of their operations that are located in various regions. Therefore, NTT Group will make efforts to provide comprehensive cloud services from applications to terminals, and in particular will work to strengthen its ability to provide applications and managed services.

●	With respect to environmental issues, which are a global concern, NTT Group will bolster its efforts to reduce its environmental burden through the three initiatives below.

This initiative is aimed at reducing the environmental burden resulting from ICT, through measures such as energy conservation at NTT Group’s data centers and communication facilities, and promoting natural energy generation.

This initiative promotes the use of ICT, such as telecommuting and teleconferencing, to help reduce the environmental burden on society as a whole.
Under this initiative, each NTT Group employee’s action will help reduce the environmental burden at the workplace, at home and in the community.

●

Through the adept use of ICT, NTT will contribute to the realization of environmentally friendly and smart communities by promoting a power visualization service for customers’ power consumption in office buildings and condominium complexes to support reduction of electric power consumption and energy saving.

●

With respect to disaster countermeasures, NTT Group will continue to work on initiatives in the areas of facilities and services, which were launched during the fiscal year ended March 31, 2012. Further, in anticipation of earthquakes with an epicenter in the Tokyo metropolitan area, NTT Group has been working to set up alternate base stations for its disaster countermeasure headquarters. In addition, with respect to support services such as the Disaster Emergency Message

Dial (171), NTT Group will provide opportunities for periodic trial use and participate in drills aimed at helping individuals who are stranded after a disaster, hosted by local governments.
●

With respect to the improvement of networks in response to the increase in smartphone use, NTT Group will continue to work to improve reliability and expandability and to prevent the recurrence of network failures.

■ NTT’s efforts as a Holding Company

In order to implement the measures described above, NTT will promote group management that utilizes the advantages of a holding company structure, such as the agile and flexible distribution of management resources and the centralization of fundamental research and development. NTT will also provide necessary advice and coordination to each of its group companies and work to achieve efficient capital procurement.

With respect to fundamental research and development, NTT will commit itself to the creation of services that support the development of safe, secure, convenient and ubiquitous broadband society. NTT will actively promote steady commercialization of the results of its research and development, and spread the use of such results both in and outside Japan.

With respect to returns to shareholders, NTT has been steadily increasing the value of the annual dividends per share, which grew from 90 yen in fiscal year ended March 31, 2008 to 140 yen in the current fiscal year. NTT has also conducted acquisition of its treasury stock, for a total sum of 676.1 billion yen over the five years from fiscal year ended March 31, 2008 to the current fiscal year. NTT will continue to make efforts to enhance its returns to shareholders.

Your continued understanding and support will be highly appreciated.

External Financing and Capital Investment of NTT Group

External Financing

NTT Group raised capital for capital investment and other purposes in the form of long-term funding in the amount of ¥680.1 billion.

The details of the long-term funding are as follows:

Category	Amount	Remarks
	(billion yen)	• NTT Straight bonds:	¥169.9 billion
		• NTT FINANCE CORPORATION
Bonds and notes	225.0	Domestic straight bonds:	¥40.0 billion
		• NTT URBAN DEVELOPMENT CORPORATION
		Domestic straight bonds:	¥15.0 billion
Long-term borrowings from banks	455.1
Total	680.1

   Moreover, NTT raised ¥509.9 billion from long-term borrowings from banks for loans to be used for capital investment by NTT East and NTT West, and for the repurchase of treasury stock.

Capital Investment

NTT Group made a total of ¥1,946.6 billion in consolidated capital investments (an increase of 4.1% from the previous fiscal year), focused on responding to customer demands for services such as “FLET’S Hikari,” “FOMA”and “Xi,”among other things.

Capital Investments by NTT and its main subsidiaries were as follows:

Company	Capital Investment
Nippon Telegraph and Telephone Corporation	33.9	(billions of yen)
Nippon Telegraph and Telephone East Corporation	420.3
Nippon Telegraph and Telephone West Corporation	363.8
NTT Communications Corporation	116.1
NTT DATA CORPORATION (consolidated)	133.9
NTT DOCOMO, INC. (consolidated)	726.8

NTT Group Employment

(1) Number of employees in NTT Group: 224,239 (an increase of 4,896 from the end of the previous fiscal year)

(2) Number of employees of NTT and its main subsidiaries

Company	Number of Employees
Nippon Telegraph and Telephone Corporation	2,925
Nippon Telegraph and Telephone East Corporation	5,899
Nippon Telegraph and Telephone West Corporation	5,275
NTT Communications Corporation	7,977
NTT DATA CORPORATION (consolidated)	58,668
NTT DOCOMO, INC. (consolidated)	23,289

Note:	In addition to the employees indicated above, the NTT East regional subsidiaries (consolidated prefectural outsourcing companies (including NTT EAST-TOKYO CORPORATION), NTT-ME CORPORATION and NTT EAST SOLUTIONS CORPORATION) employ approximately 33,150 persons and the NTT West regional subsidiaries (consolidated regional outsourcing companies (including NTT WEST-KANSAI CORPORATION), NTT MARKETING ACT CORPORATION, NTT NEOMEIT CORPORATION and each of the NTT WEST-HOMETECHNO companies) employ approximately 34,350 persons. The number of employees of subsidiaries includes approximately 1,100 NTT East regional subsidiary employees and approximately 1,300 NTT West regional subsidiary employees who retired at the end of the fiscal year and who were rehired or will be rehired at the beginning of the next fiscal year.

Principal Lenders and Borrowings Outstanding of NTT Group

Lender	Borrowings Outstanding
Nippon Life Insurance Company	192.4	(billions of yen)
Mizuho Corporate Bank Ltd	189.8
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	185.0
Development Bank of Japan Inc.	144.0
Mitsubishis UFJ Trust and Banking Corporation	143.4
Meiji Yasuda Life Insurance Company	123.0
Sumitomo Life Insurance Company	83.0
The Nishi-Nippon City Bank, Ltd.	78.7
Sumitomo Mitsui Banking Corporation	73.1
Shinkin Central Bank	72.2

Principal Subsidiaries

Company	Capitalization	NTT’s equity ownership percentage (%)	Principal business activities
Nippon Telegraph and Telephone East Corporation	¥335,000 million	100.00	As described on page 23
Nippon Telegraph and Telephone West Corporation	¥312,000 million	100.00	As described on page 23
NTT Communications Corporation	¥211,763 million	100.00	As described on page 26
NTT DATA CORPORATION	¥142,520 million	54.19 (0.02)	As described on page 29
NTT DOCOMO, INC.	¥949,679 million	66.65 (0.01)	As described on page 31
Verio Inc.	US$7,489.91 million	0 (100.00)	Provision of internet solution services in North America
Spectrum Holdings Inc	US$3,987.32 million	0 (100.00)	Overall management of European and American subsidiaries of Dimension Data Holdings plc, among other things
NTT DATA, Inc.	US$1,619.46 million	0 (100.00)	Consulting, system design and development
NTT DATA INTERNATIONAL L.L.C.	US$1,458.87 million	0 (100.00)	Overall management of North American subsidiaries of NTT DATA CORPORATION, among other things
Dimension Data Commerce Centre Ltd	US$1,420.02 million	0 (100.00)	Sales of communication equipments in the Americas
NTT DATA International Services, Inc.	US$1,369.93 million	0 (100.00)	Consulting, system design and development

Company	Capitalization	NTT’s equity ownership percentage (%)	Principal business activities

NTT America, Inc.	US$986.41 million	0 (100.00)	Provision of Arcstar services in North America

Dimension Data (US) II Inc	US$822.86 million	0 (100.00)	Investment activities in the Americas

NTT DATA EUROPE GmbH & Co. KG	EU€528.31 million	0 (100.00)	Overall management of European subsidiaries of NTT DATA CORPORATION, among other things

NTT URBAN DEVELOPMENT CORPORATION	¥48,760 million	67.3	Real estate leasing and sales

Dimension Data (US) Inc	US$480.24 million	0 (100.00)	Overall management of American subsidiaries of Dimension Data Holdings plc, among other things

Dimension Data Holdings plc	US$388.52 million	100.00	Overall management of Dimension Data group companies

Dimension Data North America, Inc	US$375.56 million	0 (100.00)	Building IT system infrastructure and provision of maintenance support

NTT Resonant Inc.	¥25,000 million	0 (100.00)	Development and provision of broadband portal and search services, among other things

mmbi, Inc.	¥24,890 million	0 (60.45)	Provision of basic broadcasting business specified by the Broadcast Law and its related services, among other things

NTT COMWARE CORPORATION	¥20,000 million	100.00	Development, production, operation and maintenance of information communications systems and software, among other things

NTT EUROPE LTD.	£152.53 million	0 (100.00)	Provision of Arcstar services in Europe

NTT AUSTRALIA PTY. LTD.	AU$218.73 million	0 (100.00)	Provision of Arcstar services in Australia

Company	Capitalization	NTT’s equity ownership percentage (%)	Principal business activities

Datacraft Australia Pty Ltd	AU$210.26 million	0 (100.00)	Overall management Australian subsidiaries of Dimension Data Holdings plc, among other things

DOCOMO interTouch Pte. Ltd.	US$216.00 million	0 (100.00)	High-speed Internet connection business for hotels, among other things

NTT FINANCE CORPORATION	¥16,770 million	91.12 (8.2)	Leasing, installment sales of various equipment, such as communication devices, among other things

NTT Worldwide Telecommunications Corporation	¥16,200 million	0 (100.00)	Construction and operation of data center facilities overseas

NTT FACILITIES, INC.	¥12,400 million	100.00	Design, management, and maintenance of buildings, equipment and electric power facilities

NTT Plala Inc.	¥12,321 million	0 (95.39)	Internet connection and video delivery services, among other things

Cirquent GmbH	EU€98.87 million	0 (74.39)	Consulting, system design and development

UD EUROPE LIMITED	£81.80 million	0 (100.00)	Investment in and management of real estate in the UK

Notes:	1.	The equity ownership percentages are calculated exclusive of the treasury stock each company owns. The figures in parentheses represent the equity ownership percentages of NTT’s subsidiaries.
Capitalization of overseas subsidiaries includes additional paid-in capital.
	2.	NTT has 772 consolidated subsidiaries including those above, and 106 companies are accounted for by the equity method.
	3.	NTT DATA INTERNATIONAL L.L.C., NTT DATA EUROPE GmbH & Co. KG and NTT EUROPE LTD. increased their capital, and Dimension Data Holdings plc decreased its capital due to a decrease in additional paid-in capital associated with accounting for the business combination.
	4.	As a result of a corporate reorganization, Keane, Inc. changed its trade name to NTT DATA, Inc., and Keane International, Inc. changed its trade name to NTT DATA International Services, Inc. Further, NTT DATA, Inc. decreased its capital, and NTT DATA International Services, Inc. increased its capital. Intelligroup, Inc. was absorbed into NTT DATA, Inc. as a result of a merger.
	5.	For the current fiscal year under review, Spectrum Holdings Inc, Dimension Data Commerce Centre Ltd, Dimension Data (US) II Inc., Dimension Data (US) Inc., Dimension Data North America, Inc, mmbi, Inc., Datacraft Australia Pty Ltd, and UD EUROPE LIMITED are newly listed as principal subsidiaries.

(Reference) Glossary of Terms (Alphabetical order)

■ API (Application

Programming Interface)

An interface to control cloud services through use of applications (programs). The API automatically operates functions provided by the cloud services without human intervention by sending orders through the programs.

■ Application

Software designed to perform office functions, such as word processing, spreadsheets, to play music or to operate games on a computer or a smartphone.

■ BCP (Business Continuity

Plan)

Preplanned methods and means for corporations and local governments to keep damage to business assets to a minimum and to enable continuation and prompt recovery of business operations in a state of emergency such as natural disasters and terrorist attacks.

■ Big data

A collection of high volume and complex structure data, which are difficult to manage and process with traditional technology, including textual information posted on SNS and word-of-mouth websites, images, charts and voice.

■ Broadband

High-speed, large-capacity communications.

■ Cloud services

Type of service whereby software and services can be used through a network. The service can be used on an on-demand basis without the need to purchase hardware, such as a server, or software.

■ CRM (Customer

Relationship Management)

A method of expanding sales by developing close relationships with customers through centralized management of all customer transactions, from sales of product, to maintenance services and complaint handling.

■ Cross-selling

Selling of products which are related to or can be used in combination with a certain product that the customer intended to purchase.

■ Data center

A term used to refer to a facility specialized in the installation and operation of a variety of computer and data communication devices, such as servers.

■ FLET’S Hikari

A collective term for optical broadband services provided by NTT East and NTT West, including FLET’S Hikari Next, FLET’S Hikari Light, and B FLET’S.

■ Home gateway

Equipment to connect to the Internet through devices such as PCs, digital household electronics and telephones.

■ Home ICT

A service that enables remote control of household electronics from outside by linking them to a network to realize a more convenient and rich lifestyle.

■ Hosting service

A service that provides (leases) storage space on a server and information processing functions via a network.

■ IP (Internet Protocol)

A standard communications protocol used for communications over the Internet.

■ IP backbone

A backbone network designed to distribute data on the Internet around the world.

■ IP phones

A telephone service provided via IP network.

43

■ LTE (Long Term Evolution)

A communication method characterized by high speed, high capacity, efficient use of signals and low-latency.

■ M2M (Machine to Machine)

A technology or mechanism designed for equipment to mutually and autonomously exchange information. By utilizing M2M for the collection, monitoring and control of data from remote locations, it facilitates a streamlined operation process, advancement of services and the creation of new services.

■ Managed services

A service which comprehensively provides set-up, installation and maintenance management of the communications equipment necessary for the use of communications services such as VPN.

■ Mobile Wi-Fi router

Portable equipment which enables Wi-Fi compatible devices to automatically connect to the Internet and to both broadband services when at home and public wireless LAN or mobile phone networks when outside.

■ Platform

A shared platform to facilitate provision of various applications, such as authentication, billing, intermediation and credit services.

■ Public wireless LAN

Internet connection services utilizing wireless communications and made available at public or commercial facilities such as train stations, airports or hotels.

■ SNS (Social Networking

Service)

Web-based services aiming to promote communications among participants through sharing hobbies, preferences, friends, and information about their daily lives.

■ Solutions

Identifying issues that customers are facing and providing systems and other means that are capable of resolving them.

■ Tablet device

A tablet (flat) type mobile information device that can be operated easily by touching the panel display and that can be connected to the internet.

■ Ubiquitous

The ability to connect to an information network such as the Internet at any time and from any location.

■ VPN (Virtual Private

Network)

A service that ensures a high level of security by limiting the number of terminals that are connected and encrypting the route between terminals. Public lines are used as if they were a dedicated network for the users.

■ Wi-Fi (Wireless Fidelity)

A brand name that indicates the certification of the interconnectivity between wireless LAN devices. Today, it is also used as a term that refers to the wireless LAN environment that is created between Wi-Fi compatible equipment.

■ Wireless LAN

A network which allows data transmission or receipt via wireless communications buildings, including ordinary households, corporate offices and research laboratories.

44

Matters Regarding Shares

Total number of shares authorized to be issued by NTT:

6,192,920,900 shares

Total number of shares issued:

1,323,197,235 shares (shares of treasury stock: 99,431,812 shares)

Note:	Due to the cancellation of treasury stock during the fiscal year ended March 31, 2012, the total number of issued shares decreased by 125,461,832 compared to the previous fiscal year.

Number of shareholders at end of fiscal year ended March 31, 2012:

1,141,758

Principal Shareholders

Shareholders	Number of Shares Held (thousand)	Equity Ownership (%)
The Minister of Finance	431,232	35.24
Japan Trustee Services Bank, Ltd. (Trust Account)	55,524	4.54
The Master Trust Bank of Japan, Ltd. (Trust Account)	38,195	3.12
Moxley and Company LLC	23,561	1.93
The Chase Manhattan Bank , N.A. London S.L. Omnibus Account	18,539	1.51
Japan Trustee Services Bank, Ltd. (Trust Account 9)	17,902	1.46
SSBT OD05 Omnibus Account - Treaty Clients	16,979	1.39
State Street Bank and Trust Company 505224	12,234	1.00
NTT Employee Share-Holding Association	12,048	0.98
State Street Bank and Trust Company 505225	9,952	0.81

Notes:	1. Number of Shares Held is rounded down to the nearest thousand.
2. NTT’s 99,431,812 shares held as treasury stock are not included in the above figures.
3. Equity Ownership percentages do not include treasury stock.

Matters Regarding Corporate Officers

Status of Directors and Corporate Auditors

Position	Name	Responsibilities	Description of Concurrent Positions
Director and Chairman	Norio Wada
Representative Director and President	Satoshi Miura
Representative Director and Senior Executive Vice President	Noritaka Uji	In charge of technical strategy
Representative Director and Senior Executive Vice President	Hiroo Unoura	In charge of business strategy In charge of Strategic Business Development Division In charge of Global Business Office
Representative Director and Senior Executive Vice President	Kaoru Kanazawa	In charge of risk management and international standardization
Director and Executive Vice President	Yasuyoshi Katayama	Director of Technology Planning Department	Director of NTT COMWARE CORPORATION
Director and Executive Vice President	Hiroki Watanabe	Director of Corporate Strategy Planning Department	Director of Nippon Telegraph and Telephone East Corporation
Director and Senior Vice President	Toshio Kobayashi	Director of Finance and Accounting Department
Director and Senior Vice President	Hiromichi Shinohara	Director of Research and Development Planning Department
Director and Senior Vice President	Tetsuya Shoji	Director of General Affairs Department	Director of Nippon Telegraph and Telephone East Corporation
Director	Takashi Imai		Director of Japan Securities Finance Co., Ltd. Director of Nippon Television Network Corporation Corporate Auditor of Nippon Life Insurance Company
Director	Yotaro Kobayashi		Director of Sony Corporation
Full-time Corporate Auditor	Shunsuke Amiya
Full-time Corporate Auditor	Yoshitaka Makitani
Corporate Auditor	Shigeru Iwamoto		Certified public accountant Director of Sumitomo Mitsui Financial Group, Inc. Director of Sumitomo Mitsui Banking Corporation
Corporate Auditor	Toru Motobayashi		Lawyer Director of Hitachi Ltd. Corporate Auditor of Sumitomo Life Insurance Company
Corporate Auditor	Michiko Tomonaga		Certified public accountant Corporate Auditor of Keikyu Corporation Corporate Auditor of the Corporation for Revitalizing Earthquake-Affected Business

Notes:	1.	Mr. Takashi Imai and Mr. Yotaro Kobayashi are outside directors as provided by Article 2 (xv) of the Corporation Law. Also, based on the listing rules of the exchanges in Japan on which its securities are traded, NTT designates Mr. Takashi Imai and Mr. Yotaro Kobayashi as independent board members and files the information related thereto with each of these exchanges.
	2.	Hiroki Watanabe changed his position from Director to Representative Director as of June 23, 2011.
	3.	The responsibilities of Representative Director and Vice President Hiroo Unoura changed from “Director of the Strategic Business Development Division and in charge of business strategy” to “in charge of business strategy, in charge of the Strategic Business Development Division and in charge of the Global Business Office” as of June 23, 2011.
	4.	The responsibilities of Director and Senior Vice President Hiromichi Shinohara changed from “Director of Research and Development Planning Department” to “Director of Research and Development Planning Department and Director of Information Sharing Laboratory Group” as of June 16, 2011, and then changed to “Director of Research and Development Planning Department” as of October 1, 2011.
	5.	Susumu Fukuzawa resigned from his position as corporate auditor upon the expiration of his term of office at the close of the 26th Ordinary Shareholders Meeting held on June 23, 2011.
	6.	Yoshitaka Makitani and Michiko Tomonaga were newly appointed and assumed the office of corporate auditors at the 26th Ordinary Shareholders Meeting held on June 23, 2011.
	7.	Of the corporate auditors, Shigeru Iwamoto, Toru Motobayashi, and Michiko Tomonaga are outside corporate auditors as provided in Article 2 (xvi) of the Corporation Law.
	8.	Corporate Auditor Yoshitaka Makitani has business experience in the accounting division of NTT and its subsidiaries, and Corporate Auditor Shigeru Iwamoto and Corporate Auditor Michiko Tomonaga are certified public accountants and therefore they have extensive knowledge concerning finance and accounting matters.
	9.	Corporate Auditor Shigeru Iwamoto resigned from the office of Commissioner of the National Audit Organization of the Central Union of Agricultural Co-operatives on August 10, 2011.
	10.	Corporate Auditor Michiko Tomonaga assumed the office of corporate auditor of the Corporation for Revitalizing Earthquake-Affected Business on February 22, 2012.

Policies Concerning and Total Compensation of Directors and Corporate Auditors

Policies

In regard to matters concerning the compensation of directors, in order to improve objectivity and transparency, NTT established the Appointment and Compensation Council, comprised of four directors, including two outside directors. Compensation matters are decided by the board of directors after deliberation by this council.

Compensation of directors (excluding outside directors) consists of a base salary and a bonus. The base salary is paid monthly on the basis of the scope of each director’s roles and responsibilities. The bonus is paid taking into account NTT’s business results for the current term. Also, directors are required to make monthly contributions for the purchase of NTT shares through the Director Shareholders Association, to encourage a medium term perspective. Purchased shares are owned by the directors during their terms of office.

In order to maintain a high level of independence, compensation of outside directors consists of a base salary only, and is not linked to NTT’s business results.

Compensation of corporate auditors is determined by resolution of the Board of Corporate Auditors and consists of a base salary only, for the same reasons as those cited above with respect to outside directors.

Total Compensation of Directors and Corporate Auditors during the Fiscal Year Ended March 31, 2012

Position	Number of Persons	Total Compensation (Millions of yen)
Director	12	567
Corporate Auditor	6	107
Total	18	674

Notes:

1.  Compensation amounts shown above include compensation paid to one corporate auditor who retired on June 23, 2011, after the conclusion of the 26th Ordinary General Meeting of Shareholders.

2.  Upper limits on total compensation of directors and corporate auditors were set at ¥750 million annually for directors and ¥200 million annually for corporate auditors at the 21st Ordinary General Meeting of Shareholders held on June 28, 2006.

3.  Total compensation of directors includes ¥101 million in bonuses for the current fiscal year.

4.  In addition to the above, ¥9 million is to be paid to directors who are also employees as bonuses for their service as employees.

Outside Directors and Corporate Auditors

Principal Concurrent Positions of Outside Directors and Corporate Auditors

Position	Name	Company Where Concurrent Position Held	Description of Concurrent Position
Outside Directors	Takashi Imai	Japan Securities Finance Co., Ltd. Nippon Television Network Corporation Nippon Life Insurance Company	Outside Director Outside Director Outside Corporate Auditor
	Yotaro Kobayashi	Sony Corporation	Outside Director
Outside Corporate Auditors	Shigeru Iwamoto	Sumitomo Mitsui Financial Group Sumitomo Mitsui Banking Corporation	Outside Director Outside Director
	Toru Motobayashi	Hitachi, Ltd. Sumitomo Life Insurance Company	Outside Director Outside Corporate Auditor
	Michiko Tomonaga	Keikyu Corporation The Corporation for Revitalizing Earthquake-Affected Business	Outside Corporate Auditor Outside Corporate Auditor

Note:	There is no special relationship between NTT Group and the companies where outside directors and corporate auditors hold concurrent positions.

Principal Activities of Outside Directors and Corporate Auditors

Attendance at Board of Directors Meetings and Board of Corporate Auditors Meetings

Position	Name	Board of Directors Meetings		Board of Corporate Auditors Meetings
		Number of Meetings Attended	Attendance Rate	Number of Meetings Attended	Attendance Rate
Outside Directors	Takashi Imai	10/12	83%	—	—
	Yotaro Kobayashi	11/12	92%	—	—
Outside Corporate Auditors	Shigeru Iwamoto	12/12	100%	18/18	100%
	Toru Motobayashi	12/12	100%	18/18	100%
	Michiko Tomonaga	9/9	100%	12/12	100%

Statements at Board of Directors and Board of Corporate Auditors Meetings

Director Takashi Imai made comments mainly concerning the group management and strategies, international business, and business strategies of NTT Group companies from his perspective as an industry leader with extensive experience.

Director Yotaro Kobayashi made comments mainly concerning the business planning, international business, investments, and business strategies of NTT Group companies from his perspective as an industry leader with extensive experience.

Corporate Auditor Shigeru Iwamoto made comments mainly concerning the internal control over financial reporting of financial statements, from his professional perspective as a certified public accountant.

Corporate Auditor Toru Motobayashi made comments mainly concerning thorough compliance, from his professional perspective as a lawyer.

Corporate Auditor Michiko Tomonaga made comments mainly concerning the accounting audit, from her professional perspective as a certified public accountant.

Indemnity Agreements

NTT has concluded agreements with outside directors and outside corporate auditors to limit their personal liability as provided in Article 423 (1) of the Corporation Law and in accordance with Article 427 (1) of that law. The limitation of liability is the lowest amount permitted by Article 425 (1) of the Corporation Law.

Total Compensation of Outside Directors and Corporate Auditors during the Fiscal Year Ended March 31, 2012

	Number of Directors and Corporate Auditors	Total Compensation (Millions of yen)
Total compensation of outside directors and corporate auditors	5	63

Note:	Total amount of compensation for outside directors and outside corporate auditors is included in “2. (2) Total Compensation of Directors and Corporate Auditors during the Fiscal Year Ended March 31, 2012” on page 47.

Matters Regarding Independent Auditors

Name of Independent Auditor

KPMG AZSA LLC

Compensation to Independent Auditor during the Fiscal Year Ended March 31, 2012

Independent Auditor	Compensation
KPMG AZSA LLC	¥255 million

Note:	The audit engagement agreements between NTT and the independent auditor do not distinguish between compensation for audits performed pursuant to the Corporation Law and compensation for audits performed pursuant to the Financial Instruments and Exchange Law, and since it is not practically possible to make such a distinction, the above amount represents the total figure for both audits.

Total Monetary and Other Financial Benefits Payable by NTT and its Subsidiaries

Independent Auditor	Amount
KPMG AZSA LLC	¥2,822 million

Notes: 1.	Of NTT’s principal subsidiaries, Dimension Data Holdings plc is audited by KPMG Inc.; NTT DATA EUROPE GmbH & Co. KG and Cirquent GmbH are audited by KPMG AG Wirtschaftsprüfungsgesellschaft; NTT EUROPE LTD. is audited by KPMG LLP; NTT AUSTRALIA PTY. LTD. is audited by KPMG; and DOCOMO interTouch Pte. Ltd. is audited by KPMG LLP, UD EUROPE LIMITED, Datacraft Ausralia Pty Ltd.
2.	The non-audit services for which NTT is paying compensation to KPMG AZSA LLC are provision of guidance and advice in relation to International Financial Reporting Standards (IFRS).

Policies Concerning Decisions to Discharge or Not Reappoint Independent Auditor

In the event that the circumstances set forth in any item of Article 340 (1) of the Corporation Law apply to the independent auditor, the independent auditor may be discharged by a unanimous resolution of the Board of Corporate Auditors.

In addition, if the Board of Directors determines that it would be difficult for the independent auditor to perform proper audits, the Board of Directors may, with the agreement of the Board of Corporate Auditors or upon request from the Board of Corporate Auditors, propose to the Ordinary General Meeting of Shareholders that the independent auditor be discharged or that the independent auditor not be reappointed.

Content of Resolutions Concerning Maintenance of Structures to Ensure the Propriety of NTT’s Business

The Board of Directors has adopted a basic policy for the maintenance of internal control systems for NTT Group. The contents of such basic policy are set out below.

   Basic Policies Concerning the Maintenance of Internal Control Systems

I.	Basic Approach on the Maintenance of Internal Control Systems
1.

NTT will maintain a system of internal controls including measures for the prevention and minimization of losses, with the objectives of ensuring compliance with legal requirements, managing risks, and achieving proper and efficient business operations.

2.

NTT has established an Internal Control Office to oversee the establishment and maintenance of internal control rules and systems. The Internal Control Office will evaluate the effectiveness of the internal control systems based on audit reviews and audits regarding high risk matters affecting the entire NTT Group, and will implement necessary corrective measures and improvements.

3.

NTT will also take appropriate measures to ensure the reliability of its system of internal controls for financial reporting based on the U.S. Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act) and the Financial Instruments and Exchange Law.

4.	As the chief executive officer, the president will be responsible for ensuring the establishment, maintenance and operation of the system of internal controls.

II.	Development of the Internal Control Systems
1.	Systems to ensure that the performance of duties by directors and employees conform with laws and regulations and NTT’s Articles of Incorporation

NTT has implemented the following measures with the objective of ensuring that its business is conducted in compliance with applicable laws and in accordance with high ethical standards:

(1)

Employment rules and regulations require employees to adhere faithfully to applicable laws, regulations and official notices, and to devote all their energies to the performance of their duties so that business activities may be appropriately and effectively carried out.

(2)	NTT adopted the NTT Group Corporate Ethics Charter setting forth specific conduct guidelines concerning corporate ethics for all NTT Group officers and employees.
(3)

A Corporate Ethics Committee chaired by a senior executive vice president was established to clarify the structure of responsibilities for corporate ethics, including developing and promoting corporate ethics within the organization, raising awareness concerning compliance, maintaining corporate discipline, and conducting investigations concerning reports of misconduct.

(4)

An internal helpline was established to foster a more open corporate culture and provide a forum for personnel to report and consult on internal ethics issues. In addition, an external group-wide Corporate Ethics Helpline staffed by attorneys was created for personnel to report, and receive consultation on, ethical issues.

(5)

Corporate ethics training is conducted as part of continuous educational activities for officers and employees. In addition, corporate ethics awareness surveys are conducted to improve and reinforce internal checks.

2.	Regulations and other systems concerning business risk management

NTT takes the following measures to appropriately manage business risks:

(1)	NTT adopted Risk Management Regulations to establish fundamental policies concerning risk management and to promote effective and efficient business operations.
(2)

NTT established a Business Risk Management Committee, headed by a senior executive vice president, to clarify responsibilities concerning management of business risks and to perform crisis management in response to new business risks affecting corporate operations.

(3)

NTT also formulated a Business Risk Management Manual with the goal of promoting a unified risk management system for the entire NTT Group focusing on preventing and preparing for risks, and positioning NTT Group to respond appropriately and rapidly as risks materialize.

3.	Systems for ensuring that directors efficiently perform their duties

NTT has taken the following measures to ensure that its business activities are managed efficiently through appropriate allocation of responsibilities among directors and maintaining an appropriate oversight structure to monitor such matters:

(1)

NTT has adopted organizational rules governing the functions and operations of internal organizational groups, and responsibility regulations setting forth the allocation of responsibilities among the various organizational groups.

(2)

NTT has adopted Board of Directors Regulations governing the function and responsibilities of the Board of Directors. In principle, the Board of Directors holds meetings once each month, and is responsible for decisions on important matters pertaining to management on the basis of applicable laws and regulations, business judgment principles, and other considerations including the duty of care of a good manager. Directors report regularly to the full Board of Directors concerning the status of implementation of their duties.

(3)	The Board of Directors includes outside directors with independent perspectives to reinforce the oversight function for ensuring the impartial performance of duties.
(4)

As a holding company that oversees and coordinates NTT Group, NTT has established the Corporate Management Committee and subcommittees for the purpose of considering and deciding important matters pertaining to the management of NTT and NTT Group, with the objective of promoting efficient and effective group management.

4.	Systems for custody and management of information relating to the performance of duties by directors

NTT has adopted the following measures to facilitate appropriate and efficient conduct of business activities through the proper management of information relating to the performance of duties by directors:

(1)

NTT has adopted document retention regulations and rules on information security setting forth matters necessary for the management of documents (including related materials and information recorded on electronic media; referred to as “Documents”) and other information.

(2)	Documents shall be retained for the periods required by law and as necessary for business operations.

5.	Systems for ensuring the propriety of the business activities of NTT Group

NTT has adopted the following measures to ensure that transactions among NTT Group companies are conducted appropriately and in compliance with applicable laws and regulations, and to ensure appropriate business conduct by NTT Group, thus contributing to the growth and development of NTT Group:

(1)	Develop communications systems for notifying the parent company in emergency situations.
(2)	Conduct employee education and training to prevent scandals or misconduct.
(3)	Establish systems for information security and the protection of personal information.
(4)	Require NTT Group companies to report regularly to the parent company on their financial condition.
(5)	Audits of NTT Group companies by the parent company’s internal audit division

6.	Matters relating to employees who assist corporate auditors in the performance of their duties and the independence of those employees from directors

NTT has adopted the following measures with respect to employees who assist corporate auditors in the performance of their duties to ensure the effective performance of audits by the auditors:

(1)

The Auditors’ Office was established as an integral part of NTT’s corporate organization under the Corporation Law. The Auditors’ Office is staffed with dedicated personnel who work full time in assisting the corporate auditors in the performance of their duties.

(2)	Personnel assigned to the Auditor’s Office perform their responsibilities at the instruction and direction of the corporate auditors.
(3)

Decisions concerning matters such as transfer of personnel assigned to the Auditor’s Office, evaluations of such personnel and similar matters are made with due regard for the opinion of the Board of Corporate Auditors.

7.	Systems for reporting to corporate auditors by directors and employees and systems for ensuring the effective implementation of audits by auditors

To ensure that audits by the corporate auditors are carried out effectively, NTT has adopted the following measures concerning reporting to the corporate auditors by directors and employees with regard to important matters relating to the performance of their duties:

(1)	Directors and other personnel report the following matters concerning the performance of their duties:

(a) Matters resolved at Corporate Management Committee meetings;

(b) Matters that cause or may cause substantial damage to NTT;

(c) Monthly financial reports;

(d) The status of internal audits;

(e) Matters that pose a risk of violation of applicable law or the Articles of Incorporation;

(f) The status of reporting to helplines; and

(g) Other material compliance matters.

(2)

Representative directors, accounting auditors, and internal control divisions report to and exchange ideas and opinions with corporate auditors periodically and at other times as necessary upon request from the corporate auditors.

(3)	Corporate auditors may attend meetings of the Board of Directors and other important meetings.
(4)	Corporate auditors may contract independently with and seek advice from external experts with respect to the performance of audit operations.

Consolidated Financial Statements	[Consolidated]

CONSOLIDATED BALANCE SHEET (At March 31, 2012)	(Millions of yen)
Item	Amount
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,020,143
Short-term investments	306,921
Notes and accounts receivable, trade	2,287,986
Allowance for doubtful accounts	(48,356)
Accounts receivable, other	277,277
Inventories	329,373
Prepaid expenses and other current assets	315,566
Deferred income taxes	223,021
TOTAL CURRENT ASSETS	4,711,931
PROPERTY, PLANT AND EQUIPMENT
Telecommunications equipment	14,425,252
Telecommunications service lines	14,830,873
Buildings and structures	5,915,743
Machinery, vessels and tools	1,820,648
Land	1,133,077
Construction in progress	363,201
Accumulated depreciation	(28,682,438)
NET PROPERTY, PLANT AND EQUIPMENT	9,806,356
INVESTMENTS AND OTHER ASSETS
Investments in affiliated companies	543,273
Marketable securities and other investments	295,254
Goodwill	771,420
Software	1,344,356
Other intangibles	263,964
Other assets	863,852
Deferred income taxes	789,293
TOTAL INVESTMENTS AND OTHER ASSETS	4,871,412
TOTAL ASSETS	19,389,699

(Millions of yen)
Item	Amount
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term borrowings	83,507
Current portion of long-term debt	656,963
Accounts payable, trade	1,482,594
Short-term obligations under capital leases	18,709
Accrued payroll	476,442
Accrued interest	9,832
Accrued taxes on income	198,281
Accrued consumption tax	46,255
Advances received	189,007
Other	332,663
TOTAL CURRENT LIABILITIES	3,494,253
LONG-TERM LIABILITIES
Long-term debt	3,509,820
Long-term obligations under capital leases	36,919
Liability for employees’ retirement benefits	1,534,885
Accrued liabilities for point programs	187,432
Deferred tax liability	169,591
Other	409,070
TOTAL LONG-TERM LIABILITIES	5,847,717
EQUITY
NTT SHAREHOLDERS’ EQUITY
Common stock, no par value	937,950
Additional paid-in capital	2,832,165
Retained earnings	4,888,746
Accumulated other comprehensive income (loss)	(357,843)
Treasury stock, at cost	(418,431)
TOTAL NTT SHAREHOLDERS’ EQUITY	7,882,587
NONCONTROLLING INTERESTS	2,165,142
TOTAL EQUITY	10,047,729
TOTAL LIABILITIES AND EQUITY	19,389,699

Note: Amounts are rounded off to nearest million yen.

[Consolidated]

CONSOLIDATED STATEMENT OF INCOME (from April 1, 2011 to March 31, 2012)	(Millions of yen)

Item	Amount
Operating revenues	10,507,362
Fixed voice related services	1,949,557
Mobile voice related services	1,870,064
IP/packet communications services	3,602,541
Sale of telecommunication equipment	580,900
System integration	1,776,941
Other	727,359
Operating expenses	9,284,396
Cost of services (exclusive of items shown separately below)	2,379,388
Cost of equipment sold (exclusive of items shown separately below)	787,681
Cost of system integration (exclusive of items shown separately below)	1,209,870
Depreciation and amortization	1,910,698
Impairment loss	9,555
Selling, general and administrative expenses	2,981,734
Goodwill and other intangible asset impairments	5,470
Operating income (loss)	1,222,966
Other income (expenses)	16,364
Interest and amortization of bond discounts and issue costs	(56,326)
Interest income	19,298
Other, net	53,392
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	1,239,330
Income tax expense (benefit)	587,793
Current	451,222
Deferred	136,571
Income (loss) before equity in earnings (losses) of affiliated companies	651,537
Equity in earnings (losses) of affiliated companies	(2,986)
Net income (loss)	648,551
Less - Net income attributable to noncontrolling interests	180,850
Net income (loss) attributable to NTT	467,701

Note: Amounts are rounded off to nearest million yen.

[Consolidated]

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (from April 1, 2011 to March 31, 2012	(Millions of yen)

	NTT Shareholder’s Equity					Total NTT Shareholders’ Equity	Non- controlling interest	Total equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated comprehensive income (loss)	Treasury stock, at cost

At beginning of year	937,950	2,834,029	5,155,596	(303,708)	(603,133)	8,020,734	2,060,198	10,080,932

Comprehensive income (loss)

Net income (loss)			467,701			467,701	180,850	648,551

Other comprehensive income (loss)

Unrealized gain (loss) on securities				6,626		6,626	1,612	8,238

Unrealized gain (loss) on derivative instruments				(935)		(935)	(1,296)	(2,231)

Foreign currency translation adjustments				(54,924)		(54,924)	(14,445)	(69,369)

Pension liability adjustments				(4,902)		(4,902)	(3,640)	(8,542)

Total other comprehensive income						(54,135)	(17,769)	(71,904)

Total comprehensive income (loss)						413,566	163,081	576,647

Cash dividends			(167,980)			(167,980)	(87,440)	(255,420)

Changes in NTT’s ownership interest in subsidiaries		(1,864)				(1,864)	29,303	27,439

Acquisition of treasury stock					(381,978)	(381,978)		(381,978)

Resale of treasury stock			(20)		129	109		109

Cancellation of treasury stock			(566,551)		566,551

At end of year	937,950	2,832,165	4,888,746	(357,843)	(418,431)	7,882,587	2,165,142	10,047,729

                  Note: Amounts are rounded off to nearest million yen.

Non-consolidated Financial Statements	[Non-consolidated]

NON-CONSOLIDATED BALANCE SHEET (At March 31, 2012)	(Millions of yen)

Item	Amount
ASSET
Current assets
Cash and bank deposits	10,490
Accounts receivable, trade	1,613
Supplies	251
Advance payment	727
Deferred income taxes	946
Short-term loans receivable	328,019
Accounts receivable, other	55,486
Subsidiary deposits	152,327
Other	5,196
Total current assets	555,058
Fixed assets
Property, plant and equipment
Buildings	119,251
Structures	4,696
Machinery, equipment and vehicles	440
Tools, furniture and fixtures	18,047
Land	29,674
Lease assets	399
Construction in progress	1,940
Total property, plant and equipment	174,450
Intangible fixed assets
Software	46,386
Lease assets	0
Other	285
Total intangible fixed assets	46,672
Investments and other assets
Investment securities	8,719
Investments in subsidiaries and affiliated companies	5,072,933
Other securities of subsidiaries and affiliated companies	6,884
Contributions to affiliated companies	168
Long-term loans receivable to subsidiaries	1,642,330
Deferred income taxes	15,362
Other	2,183
Total investments and other assets	6,748,584
Total fixed assets	6,969,706

TOTAL ASSETS	7,524,765

(Millions of yen)

Item	Amount
LIABILITIES
Current liabilities
Accounts payable, trade	273
Current portion of corporate bonds	293,422
Current portion of long-term borrowings	151,700
Lease obligations	26
Accounts payable, other	28,643
Accrued expenses	9,010
Accrued taxes on income	4,208
Advance received	924
Deposit received	453
Deposit received from subsidiaries	98,261
Unearned revenue	1
Other	4
Total current liabilities	586,930
Long-term liabilities
Corporate bonds	1,059,780
Long-term borrowings	1,141,830
Lease obligations	734
Liability for employees’ retirement benefits	30,675
Asset retirement obligations	1,152
Other	633
Total long-term liabilities	2,234,806
TOTAL LIABILITIES	2,821,737
NET ASSETS
Shareholders’ equity
Common stock	937,950
Capital surplus
Additional paid-in capital	2,672,826
Total capital surplus	2,672,826
Earned surplus
Legal reserve	135,333
Other earned surplus
Other reserve	531,000
Accumulated earned surplus	844,410
Total earned surplus	1,510,743
Treasury stock	(418,431)
Total shareholders’ equity	4,703,088
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	(60)
Total unrealized gains (losses), translation adjustments, and others	(60)
TOTAL NET ASSETS	4,703,028
TOTAL LIABILITIES AND NET ASSETS	7,524,765

Note: Amounts are rounded down to nearest million yen.

[Non-consolidated]

NON-CONSOLIDATED STATEMENT OF INCOME (from April 1, 2011 to March 31, 2012)		(Millions of yen	)
Item	Amount
Operating revenues	411,352
Dividends received	261,182
Revenues from group management	19,150
Revenues from basic R&D	120,999
Other services	10,019
Operating expenses	153,665
Administration	21,500
Experiment and research	90,610
Depreciation and amortization	37,649
Retirement of fixed assets	1,070
Miscellaneous taxes	2,834
Operating income	257,686
Non-operating revenues	45,483
Interest income	27,495
Lease and rental income	11,943
Miscellaneous income	6,044
Non-operating expenses	43,853
Interest expenses	16,216
Corporate bond interest expenses	20,161
Lease and rental expenses	6,001
Miscellaneous expenses	1,475
Recurring profit	259,316
Income before income taxes	259,316
Corporation, inhabitant, and enterprise taxes	(448)
Deferred tax expenses (benefits)	2,467
Total income taxes	2,019
Net income	257,297

Note: Amounts are rounded down to nearest million yen.

[Non-consolidated]

NON-CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AND OTHER NET ASSETS (from April 1, 2011 to March 31, 2012)

Item	Amount

Shareholders’ equity

Common stock

At the previous year end	937,950

Net change during the annual period

Total net change during the annual period	—

At the year end	937,950

Capital surplus

Additional paid-in capital

At the previous year end	2,672,826

Net change during the annual period

Total net change during the annual period	—

At the year end	2,672,826

Total capital surplus

At the previous year end	2,672,826

Net change during the annual period

Total net change during the annual period	—

At the year end	2,672,826

Earned surplus

Legal reserve

At the previous year end	135,333

Net change during the annual period

Total net change during the annual period	—

At the year end	135,333
Other earned surplus
Other reserve
At the previous year end	1,131,000
Net change during the annual period
Reversal of other reserve	(600,000)
Total net change during the annual period	(600,000)
At the year end	531,000

Accumulated earned surplus

At the previous year end	721,664

Net change during the annual period

Cash dividends	(167,980)

Net income	257,297

Reversal of other reserve	600,000

Resale of treasury stock	(20)

Cancellation of treasury stock	(566,550)

Total net change during the annual period	122,746

At the year end	844,410

Total earned surplus

At the previous year end	1,987,997

Net change during the annual period

Cash dividends	(167,980)

Net income	257,297

Resale of treasury stock	(20)

Cancellation of treasury stock	(566,550)

Total net change during the annual period	(477,253)

At the year end	1,510,743

Note: Amounts are rounded down to nearest million yen.

(Millions of yen)
Item	Amount

Treasury stock

At the previous year end	(603,132)

Net change during the annual period

Payments to acquire treasury stock	(381,978)

Resale of treasury stock	129

Cancellation of treasury stock	566,550

Total net change during the annual period	184,701

At the year end	(418,431)

Total shareholders’ equity

At the previous year end	4,995,640

Net change during the annual period

Cash dividends	(167,980)

Net income	257,297

Payments to acquire treasury stock	(381,978)

Resale of treasury stock	108

Total net change during the annual period	(292,552)

At the year end	4,703,088

Unrealized gains (losses), translation adjustments, and others

Net unrealized gains (losses) on securities

At the previous year end	1,336

Net change during the annual period

Others, net	(1,396)

Total net change during the annual period	(1,396)

At the year end	(60)

Total unrealized gains (losses), translation adjustments, and others

At the previous year end	1,336

Net change during the annual period

Others, net	(1,396)

Total net change during the annual period	(1,396)

At the year end	(60)

Total net assets

At the previous year end	4,996,977

Net change during the annual period

Cash dividends	(167,980)

Net income	257,297

Payments to acquire treasury stock	(381,978)

Resale of treasury stock	108

Others, net	(1,396)

Total net change during the annual period	(293,949)

At the year end	4,703,028

Auditor’s reports
Auditor’s Report on Consolidated Financial Statements

INDEPENDENT AUDITOR’S REPORT (CONSOLIDATED)

May 9, 2012
To the Board of Directors
Nippon Telegraph and Telephone Corporation
KPMG AZSA LLC

Toshiharu Kawai
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Hiroto Kaneko
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Atsuji Maeno
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and comprehensive income, and the notes to the consolidated financial statements of Nippon Telegraph and Telephone Corporation (the “Company”) as at March 31, 2012 and for the fiscal year from April 1, 2011 to March 31, 2012 in accordance with Article 444(4) of the Corporation Law.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2(1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-2(1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, present fairly, in all material respects, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Corporation Law.

Auditor’s Report on Non-consolidated Financial Statement

INDEPENDENT AUDITOR’S REPORT (NON-CONSOLIDATED)

May 9, 2012
To the Board of Directors
Nippon Telegraph and Telephone Corporation
KPMG AZSA LLC

Toshiharu Kawai
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Hiroto Kaneko
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Atsuji Maeno
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in shareholders’ equity and other net assets, the notes to the non-consolidated financial statements and the supplementary schedules of Nippon Telegraph and Telephone Corporation (the “Company”) as at March 31, 2012 and for the 27th fiscal year from April 1, 2011 to March 31, 2012 in accordance with Article 436(2)-(i) of the Corporation Law.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with Japanese Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the financial statements and the supplementary schedules were prepared, in accordance with Japanese Generally Accepted Accounting Principles.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Corporation Law.

Board of Corporate Auditor’s Report

BOARD OF CORPORATE AUDITORS’ REPORT

Based on reports from each Corporate Auditor, and following due discussion at meetings, the Board of Corporate Auditors has prepared this report regarding the execution of the duties of the Board of Directors in the 27th fiscal year from April 1, 2011, to March 31, 2012. The Board reports as follows:

1.  Outline of Audit Methodology

The Board of Corporate Auditors established auditing policies and received reports from each Corporate Auditor on the status of the implementation of audits and the results thereof, as well as reports regarding the status of execution of duties from the Board of Directors and the Independent Auditors, and requested explanations as necessary.

On the basis of the Board of Corporate Auditors Rules, and in accordance with its auditing policies, the Corporate Auditors sought mutual understanding with Directors, the internal auditing department and employees and other persons in their efforts to collect information and achieve an environment conducive to audits, attended meetings of the Board of Directors and other important meetings, and received reports from Directors, employees and other persons regarding performance of their duties, requested explanations as necessary, perused important statements regarding decisions and approvals made and investigated the status of operations and assets at the head office and R&D laboratories.

The Board of Corporate Auditors also carried out an audit and verification of the particulars of Board of Directors resolutions relating to establishment of structures as set forth in Article 100 (1) and (3) of the Ordinance for Enforcement of the Corporation Law, necessary to ensure that Directors’ performance of their duties is in conformity with laws and regulations and their company’s articles of incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control systems).

Regarding the subsidiaries, the Board of Corporate Auditors sought to achieve a mutual understanding and exchange of information with directors and corporate auditors and other persons of the subsidiaries, and where necessary received business reports from the subsidiaries.

Based on the above methodology, the Board of Corporate Auditors evaluated business reports and supplementary statements concerning the fiscal year under review.

In addition, the Board of Corporate Auditors audited and verified whether the Independent Auditor maintained its independence and carried out its audits appropriately, received reports from the Independent Auditor regarding the execution of its duties and, where necessary, requested explanations.

Also, the Board of Corporate Auditors received notification from the Independent Auditors to the effect that the “structure to ensure that duties are executed appropriately” (the matters listed in Article 131 of the Ordinance of Companies Accounting) has been established in accordance with “Quality Control Standards for Auditing” (Business Accounting Council, October 28, 2005) and, where necessary, requested explanations.

Based on the above methodology, the Board of Corporate Auditors audited the non-consolidated financial statements related to the fiscal year under review (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in shareholders’ equity and other net assets, notes to non-consolidated financial statements), related supplementary schedules, as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and notes to the consolidated financial statements).

  2.  Audit Results

(1)	Results of the audit of the business report
i.	We find that the Business Report and its supplementary schedules accurately reflect the conditions of the company in accordance with applicable laws and the Articles of Incorporation.
ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.
iii.

We find that the particulars of Board of Directors’ resolutions concerning the internal control systems are appropriate. Further, no matters worthy of note were found with respect to Directors’ execution of duties in regards to the internal control systems.

(2)	Results of the audit of performance of the duties by the Independent Auditor

No matters worthy of note were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditor, KPMG AZSA LLC.

(3)	Results of the audit of the financial statements and supplementary schedules

We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA LLC, are appropriate.

(4)	Results of the audit of the consolidated financial statements

We find that the methodology and results of the audits conducted by the Independent Auditor, KPMG AZSA LLC, are appropriate.

May 10, 2012

Nippon Telegraph and Telephone Corporation Board of Corporate Auditors

Full-time Corporate Auditor	Shunsuke Amiya

Full-time Corporate Auditor	Yoshitaka Makitani

Corporate Auditor	Shigeru Iwamoto

Corporate Auditor	Toru Motobayashi

Corporate Auditor	Michiko Tomonaga

Note:	Corporate Auditors Shigeru Iwamoto, Toru Motobayashi and Michiko Tomonaga are outside Corporate Auditors as prescribed in Article 2(xvi), and Article 335(3) of the Corporation Law.

END

          [For reference]

1.	Outline of the financial statements for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Outline figures for Nippon Telegraph and Telephone East Corporation

CONDENSED BALANCE SHEET (at March 31, 2012)			(Billions of yen)
Item	Amount	Item	Amount
ASSETS		LIABILITIES and NET ASSETS
FIXED ASSETS	3,124.7	LONG-TERM LIABILITIES	877.6
Fixed assets – telecommunications		Long-term borrowings from parent company	617.7
businesses	2,908.7	Liability for employees’ retirement benefits	227.4
Property, plant and equipment	2,809.2	Other long-term liabilities	32.4
Machinery and equipment	506.3	CURRENT LIABILITIES	695.2
Local line facilities	825.3	Current portion of long-term
Engineering facilities	621.2	borrowings from parent company	148.3
Buildings	464.1	Accounts payable, other	239.4
Land	197.5	Deposit received	136.7
Others	194.6	Other current liabilities	170.7
Intangible fixed assets	99.4	Total liabilities	1,572.8
Investments and other assets	215.9	SHAREHOLDERS’ EQUITY	2,128.6
Deferred income taxes	146.4	COMMON STOCK	335.0
Other investments and assets	70.5	ADDITIONAL PAID-IN CAPITAL	1,499.7
Allowance for doubtful accounts	(0.9)	EARNED SURPLUS	293.9
CURRENT ASSETS	576.7	UNREALIZED GAINS (LOSSES), TRANSLATION
Cash and bank deposits	179.6	ADJUSTMENTS, AND OTHERS	(0.0)
Accounts receivable, trade	314.1	Net unrealized gains (losses) on
Supplies	43.5	securities	(0.0)
Other current assets	43.1	Total net assets	2,128.5
Allowance for doubtful accounts	(3.8)
Total assets	3,701.4	Total liabilities and net assets	3,701.4

CONDENSED STATEMENT OF INCOME (from April 1, 2011 to March 31, 2012)	(Billions of yen)
Item	Amount
Telecommunications businesses
Operating revenues	1,719.2
Operating expenses	1,676.0
Operating income from telecommunications businesses	43.2
Supplementary businesses
Operating revenues	132.2
Operating expenses	125.1
Operating income from supplementary businesses	7.1
Operating income	50.3
Non-operating revenues	58.4
Non-operating expenses	33.5
Recurring profit	75.2
Special profits	4.4
Special losses	12.6
Income before income taxes	67.0
Corporation, inhabitant, and enterprise taxes	(0.9)
Deferred tax expenses (benefits)	35.8
Net income	32.1

Ref-1

      Outline figures for Nippon Telegraph and Telephone West Corporation

CONDENSED BALANCE SHEET (at March 31, 2012)		(Billions of yen)
Item	Amount	Item	Amount
ASSETS		LIABILITIES and NET ASSETS
FIXED ASSETS	2,872.2	LONG-TERM LIABILITIES	1,218.1
Fixed assets - telecommunications		Long-term borrowings from parent company	960.9
businesses	2,718.0	Liability for employees’ retirement benefits	224.6
Property, plant and equipment	2,641.0	Other long-term liabilities	32.5
Machinery and equipment	485.9	CURRENT LIABILITIES	605.2
Local line facilities	892.3	Current portion of long-term borrowings from
Engineering facilities	571.7	parent company	133.1
Buildings	397.1	Accounts payable, other	218.5
Land	176.4	Deposit received	122.0
Others	117.3	Other current liabilities	131.4
Intangible fixed assets	77.0	Total liabilities	1,823.4
Investments and other assets	154.1	SHAREHOLDERS’ EQUITY	1,520.9
Deferred income taxes	99.1	COMMON STOCK	312.0
Other investments and assets	55.3	ADDITIONAL PAID-IN CAPITAL	1,170.0
Allowance for doubtful accounts	(0.3)	EARNED SURPLUS	38.9
CURRENT ASSETS	472.1	UNREALIZED GAINS (LOSSES), TRANSLATION
Cash and bank deposits	103.3	ADJUSTMENTS, AND OTHERS	(0.0)
Accounts receivable, trade	291.4	Net unrealized gains (losses) on
Supplies	35.2	securities	(0.0)
Other current assets	44.9	Total net assets	1,520.9
Allowance for doubtful accounts	(2.8)
Total assets	3,344.4	Total liabilities and net assets	3,344.4

CONDENSED STATEMENT OF INCOME (from April 1, 2011 to March 31, 2012)	(Billions of yen)
Item	Amount
Telecommunications businesses
Operating revenues	1,537.8
Operating expenses	1,508.0
Operating income from telecommunications businesses	29.8
Supplementary businesses
Operating revenues	138.4
Operating expenses	131.2
Operating income from supplementary businesses	7.2
Operating income	37.0
Non-operating revenues	44.6
Non-operating expenses	39.3
Recurring profit	42.3
Income before income taxes	42.3
Corporation, inhabitant, and enterprise taxes	(4.5)
Deferred tax expenses (benefits)	26.4
Net income	20.4

Ref-2

                    Outline figures for NTT Communications Corporation

CONDENSED BALANCE SHEET (at March 31, 2012)			(Billions of yen	)
Item	Amount	Item	Amount
ASSETS		LIABILITIES and NET ASSETS
FIXED ASSETS	906.7	LONG-TERM LIABILITIES	172.4
Fixed assets – telecommunications businesses	553.7	Long-term borrowings from parent company	82.5
Property, plant and equipment	469.6	Other long-term liabilities	89.8
Machinery and equipment	146.7	CURRENT LIABILITIES	285.1
Engineering facilities	54.8	Current portion of long-term
Buildings	127.9	borrowings from parent company	43.6
Tools and fixtures	33.3	Accounts payable, trade	26.0
Land	47.3	Accounts payable, other	173.3
Others	59.4	Other current liabilities	42.0
Intangible fixed assets	84.0	Total liabilities	457.5
Investments and other assets	353.0	SHAREHOLDERS’ EQUITY	699.7
Investments in subsidiaries and		COMMON STOCK	211.7
affiliated companies	178.5	ADDITIONAL PAID-IN CAPITAL	131.6
Other investments and assets	174.7	EARNED SURPLUS	356.3
Allowance for doubtful accounts	(0.2)	UNREALIZED GAINS (LOSSES),
CURRENT ASSETS	295.5	TRANSLATION ADJUSTMENTS, AND
Cash and bank deposits	23.8	OTHERS	45.0
Accounts receivable, trade	192.6	Net unrealized gains (losses) on
Subsidiary deposits	43.6	securities	45.0
Other current assets	37.6	Total net assets	744.7
Allowance for doubtful accounts	(2.2)
Total assets	1,202.2	Total liabilities and net assets	1,202.2

CONDENSED STATEMENT OF INCOME (from April 1, 2011 to March 31, 2012)		(Billions of yen)
Item	Amount
Telecommunications businesses
Operating revenues	817.5
Operating expenses	710.4
Operating income from telecommunications businesses	107.1
Supplementary businesses
Operating revenues	163.4
Operating expenses	164.8
Operating losses from supplementary businesses	1.4
Operating income	105.7
Non-operating revenues	23.7
Non-operating expenses	10.4
Recurring profit	118.9
Special profits	3.7
Special losses	9.5
Income before income taxes	113.1
Corporation, inhabitant, and enterprise taxes	43.2
Deferred tax expenses (benefits)	11.5
Net income	58.3

Ref-3

2.	Major Facilities Completed During the Fiscal Year

Company	Item	Completed Facility
Nippon Telegraph and Telephone East Corporation	FLET’S Hikari	842,000 subscribers
	Subscriber optical cable	44,200 km
Nippon Telegraph and Telephone West Corporation	FLET’S Hikari	664,000 subscribers
	Subscriber optical cable	18,900 km

3.	The following is an outline of R&D expenditures for Nippon Telegraph and Telephone East
Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications
Corporation.

Company	Amounts
Nippon Telegraph and Telephone East Corporation	¥60.9 billion
Nippon Telegraph and Telephone West Corporation	¥58.4 billion
NTT Communications Corporation	¥15.8 billion

 END

Ref-4

The Location of the 27th Ordinary General Meeting of Shareholders

[Venue]	International Convention Center PAMIR
Grand Prince Hotel New Takanawa 13-1, Takanawa 3-chome, Minato-ku, Tokyo Phone: 03-3442-1111
[Transportation]	A	8-minute walk	from Shinagawa Station (Shinkansen, JR and Keikyu Lines)

B	6-minute walk	from Takanawadai Station (Toei Subway Asakusa Line)

Toei Subway
Asakusa Line
Takanawadai
station
B
Sakurada-dori Ave.
(Route 1)
Takanawadai Post Office
MINISTOP
Senpo Tokyo
Takanawa Hospital
Takanawa
Catholic Church
Parking Lot
International Convention
Center PAMIR
Lobby
Former House of Representatives,
Takanawa Residence
Grand Prince Hotel
New Takanawa
Zakuro zaka Slope
Shinagawa Tax Office
Grand Prince Hotel
Takanawa
AQUA STADIUM
The Prince
Sakura Tower
Tokyo
Annex Tower
SHINAGAWA
GOOS
Prince Hotel
Shinagawa
Wing Takanawa
WEST
Pedestrian Bridge
Sakura zaka Slope
Wing Takanawa
EAST
A
Takanawa Exit
Dai-ichi Keihin (Route 15)
For Yokohama
SEVEN ELEVEN
Shinagawa Ekimae
Post Office
For Shimbashi
JR/Keikyu
Shinagawa
Station
For Tokyo
Wing
Takanawa
WEST
Zakuro zaka Slope
Dai-ichi Keihin
(Route 15)
Pedestrian Bridge
Pedestrian Crossing
Wing Takanawa
EAST
Keikyu
Shinagawa
Station
Takanawa Exit
JR
Shinagawa Station
(Central Ticket Gate)

Notes	1. As traffic will be heavy in this area on the day of the meeting, it is recommended you do not come by car.
2. You are requested to leave hand baggage in the cloakroom. We appreciate your cooperation.

Code No.: 9432

To Shareholders:

INTERNET DISCLOSURE INFORMATION IN CONNECTION WITH

THE NOTICE OF CONVOCATION OF THE 27TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Table of Contents
CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	1
FINANCIAL STATEMENTS
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS	7
Based on the applicable laws and regulations, and Article 16 of the Articles of Incorporation, the above matters are deemed to be provided to the shareholders by posting them on NTT’s website.

June 1, 2012

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

Principal Accounting Policies

1.	Standards for preparation of consolidated financial statements

Pursuant to the stipulations of Article 120-2(1) of the Ordinance of Companies Accounting, NTT’s consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles. However, certain statements and notes required under U.S. Generally Accepted Accounting Principles are omitted in accordance with the second sentence of Article 120-2(1) of the Ordinance of Companies Accounting.

2.	Marketable securities

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320 “Investments - Debt and Equity Securities” is applied.

(1)	Securities held to maturity

Amortized cost method.

(2)	Available-for-sale securities

Stated at fair value based on market price as of the balance sheet date with valuation differences directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

3.	Inventories

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies, which are stated at the lower of cost or market price. The cost of telecommunications equipment to be sold and materials is determined on a first-in first-out basis. The cost of projects in progress is mainly attributable to the cost of software production under contracts with customers or construction cost of real estate held for resale including the costs of labor and subcontractors. The cost of supplies is determined by the average cost method or by the specific identification method.

4.	Depreciation and amortization
(1)	Property, plant, and equipment

Declining-balance method, with the exception of buildings, for which the straight-line method is used.

(2)	Goodwill and other intangible assets

Straight-line method with the exception that, in accordance with ASC 350 “Intangibles - Goodwill and Other,” goodwill and intangible assets whose useful life cannot be determined are not amortized, but are tested for impairment at least once a year.

5.	Allowances
(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, on the basis of historical bad-debt ratios, and for specific claims including doubtful accounts, on the basis of their recoverability.

(2)	Liability for employees’ retirement benefits

In accordance with ASC 715 “Compensation – Retirement Benefits,” benefit obligations and plan assets are estimated and accrued at fair value as of year-end to provide for employees’ retirement benefits.

If the actuarial net gain or loss exceeds 10% of the larger of the benefit obligations or the fair value of plan assets, it is amortized from the following fiscal year on a straight-line method over the average remaining service periods at the time of recognition. Prior service cost is amortized from the time of recognition on a straight-line method over the average remaining service periods at the time of recognition.

–  1  –

(3)	Accrued liabilities for point programs

NTT Group offers “points” to customers based on the usage of mobile and other services, which can be exchanged for benefits, including discounts on merchandise, and records “Accrued liabilities for point programs” relating to such points that customers earn.

6.	Consumption taxes

Consumption taxes are accounted for separately by excluding them from each transaction amount.

Scope of Consolidated Subsidiaries and Equity Method Investments

During the fiscal year ended March 31, 2012, there were 772 consolidated subsidiaries and 106 equity method affiliates.

Notes to Consolidated Balance Sheet

1.	Accumulated other comprehensive income (loss) includes unrealized gain (loss) on securities, unrealized gain (loss) on derivative instruments, foreign currency translation adjustments, and pension liability adjustments.
2.	In accordance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., all assets of NTT have been pledged as general collateral for corporate bonds issued.
3.	Outstanding guarantees for loans of other companies: ¥31,398 million.

–  2  –

Notes to Consolidated Statement of Changes in Equity

1.	Number and type of shares issued as of the end of the fiscal year ended March 31, 2012

Common stock:	1,323,197,235 shares.

2.	Dividends
(1)	Payment of dividends

Resolution	Type of Shares	Total Dividend (Millions of yen)	Dividend per Share (Yen)	Date of Record	Effective Date
June 23, 2011 Ordinary general meeting of shareholders	Common stock	79,388	60	March 31, 2011	June 24, 2011
November 9, 2011 Board of Directors meeting	Common stock	88,592	70	September 30, 2011	December 12, 2011

(2)	Dividends for which the record date fell in the current fiscal year with an effective date falling in the following fiscal year

Resolution	Type of Shares	Source of Funding for Dividend	Total Dividend (Millions of yen)	Dividend per Share (Yen)	Record Date	Effective Date
June 22, 2012 Ordinary general meeting of shareholders	Common stock	Retained earnings	85,664	70	March 31, 2012	June 25, 2012

–  3  –

Notes Concerning Financial Instruments

1.	Qualitative information on financial instruments

In the normal course of business, NTT Group has certain financial instruments including available-for-sale securities, debt securities held to maturity, long-term debt and other financial assets and liabilities incurred. Such financial instruments are mainly exposed to the market risks of interest rate changes and foreign currency fluctuations. In applying a consistent risk management strategy for the purpose of reducing such risks, NTT Group uses derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. NTT Group does not use derivative financial instruments for trading or speculative purposes.

2.	Fair value of financial instruments

The amounts of financial instruments reported on the consolidated balance sheet and the fair values as of March 31, 2012 and the differences between those values are as follows.

			(Millions of yen)
	Amount reported on consolidated balance sheet	Fair value	Difference
Assets
Investment in affiliated companies	128,821	247,718	118,897
Marketable securities and other investments
Available-for-sale securities
Equity securities	180,767	180,767	–
Debt securities	44,585	44,585	–
Held-to-maturity securities
Debt securities	4,604	4,613	9
Liabilities
Long-term debt including current portion	(4,166,783)	(4,386,409)	219,626
Derivatives
Forward exchange contracts	(75)	(75)	–
Interest rate swap agreements	(1,523)	(1,523)	–
Currency swap agreements	391	391	–
Currency option agreements	(1,096)	(1,096)	–
*	Amounts reported as liabilities are shown in parentheses.

Notes:

1.	Assets and liabilities with carrying amounts that approximate fair values, such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, and accrued payroll, are not included in the above.

–  4  –

2.	Methods of calculating fair values of financial instruments and matters relating to marketable securities and derivative transactions:
(1)	Investment in affiliated companies

If active market prices are available, fair value is measured by quoted prices for identical assets in active markets. If market prices are not available, the investment is not included in the above table since determining fair value is difficult.

(2)	Marketable securities and other investments

If active market prices are available, fair value is measured by quoted prices for identical assets in active markets. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions.

Long-term investment securities accounted for under the cost method are not included in the above.

(3)	Long-term debt including current portion

Fair value is measured at discount rates for similar debt instruments of comparable maturities currently offered to NTT Group.

(4)	Derivatives

Fair value of forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements are measured by inputs derived principally from observable market data provided by financial institutions.

Notes Concerning Investment Property

1.	Investment Property

NTT Group maintains investment properties, including office buildings.

2.	Fair Value of Investment Property

(Millions of yen)
Amount included in the consolidated balance sheet[1]	Fair value[2]
801,869	1,433,427

[1]	Amount included in the consolidated balance sheet represents the original acquisition cost reduced by the accumulated depreciation amount and accumulated impairment losses.
[2]	Fair value is calculated primarily through real estate appraisal standards.

–  5  –

Notes Concerning Financial Data Per Share

Shareholders’ equity per share:	¥6,441.26
Net income attributable to NTT per share:	¥366.67

Notes Concerning Significant Subsequent Events

On March 29, 2012, the board of directors resolved that NTT may raise up to ¥70 billion by issuing telegraph and telephone bonds and foreign currency bonds during the period from April 1 to June 30, 2012.

Other

Corporate Taxes

“The Act to Amend Sections of the Income Tax Act for Tax Reform in Accordance with Changes to the Economic Social Structure” and “The Act on Special Measures for Reconstruction and Rehabilitation in Response to the Great East Japan Earthquake” were enacted on November 30, 2011. Income tax rates will be adjusted for consolidated accounting periods that begin on or after April 1, 2012. As a result of the decrease in the effective tax rate used to compute deferred tax expenses, when compared with the effective tax rate applied before this revision, net deferred tax assets (net) decreased ¥89,936 million and net income (loss) attributable to NTT decreased ¥80,232 million for the fiscal year ended March 31, 2012.

–  6  –

NOTES TO NON–CONSOLIDATED FINANCIAL STATEMENTS

Notes Concerning Significant Accounting Policies

1.	Valuation of certain assets
(1)	Securities
[1]	Investment in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which is determined by the moving average method.

[2]	Other securities
(a)	Marketable securities

The securities are stated at fair value, which includes market price, as of the balance sheet date with valuation differences directly reported as a separate component of net assets. The cost of securities sold is determined by the moving average method.

(b)	Non-marketable securities

The securities whose fair values are not readily determinable are stated at cost, which is determined by the moving average method.

(2)	Inventories

Supplies are stated at cost, which is determined by the last purchase cost method (balance sheet amount is computed by devaluing the book price to reflect declines in profitability).

2.	Depreciation and amortization of fixed assets
(1)	Property, plant, and equipment (excluding lease assets)

Property, plant, and equipment are depreciated using the declining-balance method with the exception of buildings for which the straight-line method is used.

Useful life for assets is primarily as follows and the residual values are calculated based on real residual values.

Buildings: 3 to 50 years

Tools, furniture and fixtures: 2 to 20 years

(2)	Intangible fixed assets (excluding lease assets)

Intangible assets (except lease assets) are amortized using the straight-line method. Internal-use software is amortized using the straight-line method over its estimated useful lives within 5 years.

(3)	Lease assets

Financial leases other than those deemed to transfer ownership of properties to lessees Depreciation of property, plant and equipment is computed by the declining-balance method with the exception of buildings, which are depreciated using the straight-line method. The useful lives of the assets are the term of leases and the residual values of the assets are substantially determined. In cases where the residual value of a lease asset other than a building equals zero, depreciation of such asset is computed by multiplying the equivalent amount computed by the declining-balance method under an assumption that the residual value of the asset is 10% of its acquisition cost by ten-ninths.

Intangible assets are amortized over the term of their leases using the straight-line method.

–  7  –

3.	Allowances
(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, on the basis of historical bad-debt ratios, and for specific claims including doubtful accounts, on the basis of their recoverability.

No allowance was accrued during the fiscal year ended March 31, 2012.

(2)	Liability for employees’ retirement benefits

To provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of the end of the fiscal year ended March 31, 2012.

Prior service cost is amortized using the straight-line method over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized beginning the following fiscal year using the straight-line method over the average remaining service periods at the time of recognition.

4.	Other material matters relating to the preparation of financial statements
(1)	Accounting for hedging activities

Hedging activities are principally accounted for under “deferral hedge accounting.” The designation “hedge accounting” (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and the designation “exceptional accounting” (“Tokurei-shori”) is applied to interest-rate swaps that qualify for “exceptional accounting” (Accounting Standards for Financial Instruments, Footnote 14).

(2)	Consumption taxes

Consumption tax is separately accounted for by excluding it from each transaction amount.

Additional Information

Application of Accounting Standards for Accounting Changes and Error Corrections NTT adopted the “Accounting Standard for Accounting Changes and Error Corrections” (Accounting Standards Board of Japan Statement No. 24, December 4, 2009) and “Guideline on Accounting Standards for Accounting Changes and Error Corrections” (Accounting Standards Board of Japan Guidance No. 24, December 4, 2009) for accounting changes and corrections of past errors beginning with the fiscal year ended March 31, 2012.

Notes to Non-Consolidated Balance Sheet

1.	Assets offered as security and secured liabilities
In accordance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., all assets of NTT have been pledged as general collateral for corporate bonds issued.
	Corporate bonds (including those maturing within one year)	¥1,353,203 million
2.	Accumulated depreciation on property, plant and equipment:	¥282,384 million
3.	Accounts receivable from and payable to affiliates are as follows (excluding those otherwise classified):
	Short-term accounts receivable:	¥387,714 million
	Long-term accounts receivable:	¥218 million
	Short-term accounts payable:	¥15,500 million

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Notes to Non-Consolidated Statement of Income

Transactions with Affiliated Companies
Balance of Operating Transactions
Operating revenues	¥146,922 million
Operating expenses	¥42,774 million
Balance of Non-Operating Transactions	¥59,930 million

Notes to Non-Consolidated Statement of Changes in Shareholders’ Equity and Other Net Assets

Treasury stock as of the end of the fiscal year ended March 31, 2012.

Common stock: 99,431,812 shares

Notes Concerning Tax Effect Accounting

The major causes of the occurrence of deferred tax assets were liability for employees’ retirement benefits and fixed assets. The major cause of deferred tax liabilities was prepaid expenses for employees’ retirement benefits.

Deferred tax assets exclude ¥24,602 million in valuation allowance.

  (Additional Information)

“The Act to Amend Sections of the Income Tax Act for Tax Reform in Accordance with Changes to the Economic Social Structure” and “The Act on Special Measures for Reconstruction and Rehabilitation in Response to the Great East Japan Earthquake” were promulgated on December 2, 2011. Income tax rates will be adjusted for consolidated accounting periods that begin on or after April 1, 2012.

As a result of the decrease in the effective tax rate used in deferred tax expenses, when compared with the effective tax rate applied before this revision, net deferred tax assets (net) decreased ¥1,730 million and deferred tax expenses (benefits) attributable to NTT increased ¥1,726 million for the fiscal year ended March 31, 2012.

–  9  –

Notes Concerning Related Party Transactions

	(Millions of yen)
Affiliation	Name	Voting Rights Ownership Ratio	Relationship with Affiliated Part	Transaction Details	Transaction Amount	Category	Balance at End of Term
Subsidiary	Nippon Telegraph and Telephone East Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital1	100,000	Short-term loans receivable	148,339
						Long term loans receivable to subsidiaries	617,715
				Receipt of interest[1]	9,703	Other current assets	1,451
				Receipt of expenses relating to basic research and development[2]	48,044	Accounts receivable, other	4,203
				Lease of land and buildings[3]	6,144	—	—
Subsidiary	Nippon Telegraph and Telephone West Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	140,000	Short-term loans receivable	133,151
						Long term loans receivable to subsidiaries	960,947
				Receipt of interest1	15,564	Other current assets	2,424
				Receipt of expenses relating to basic research and development[2]	47,481	Accounts receivable, other	4,154
Subsidiary	NTT Communications Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital1	—	Short-term loans receivable	43,643
						Long term loans receivable to subsidiaries	63,666
				Receipt of interest[1]	1,886	Other current assets	47
Subsidiary	NTT Finance Corporation	91% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Deposit of capital[4]	6,274,332	Deposit received from subsidiaries	152,327
		8% indirect ownership		Receipt of interest[4]	324	—	—
				Transfer of capital among NTT Group companies	104,964	Accounts receivable, other	9,442

Transaction amounts do not include consumption taxes. End-of-term balances include consumption taxes.

–  10  –

Transaction Conditions and Standards for Determining Transaction Conditions

1	Loan conditions are the same as those for procurement of capital by NTT. No security is provided.
2	Payment of expenses for basic research and development is apportioned among those companies that continuously use the results. Comprehensive determinations are made taking into consideration the expenses necessary for conducting basic research and development. Furthermore, settlement of funds for such transactions is conducted using intra-group companies’ accounting systems.
3	With respect to leases of land and buildings, rents are set through periodic negotiations based on appraisals obtained from third parties and actual transactions involving nearby comparables. Furthermore, transfer of capital pursuant to such transactions takes place by means of group companies’ accounting systems.
4	Interest on deposit of capital is set taking into consideration market rates. No security is provided.

Notes Concerning Financial Data Per Share

Net assets per share	¥3,843.08
Net income per share	¥201.72

Notes Concerning Significant Subsequent Events

On March 29, 2012, the board of directors resolved that NTT may raise up to ¥70 billion by issuing telegraph and telephone bonds and foreign currency bonds during the period from April 1 to June 30, 2012.

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Code No.: 9432

June 1, 2012

To Shareholders:

3-1, Otemachi 2-Chome

Chiyoda-ku, Tokyo 100-8116 Japan

Nippon Telegraph and Telephone Corporation

Satoshi Miura, President and Chief Executive Officer

REVISION TO THE NOTICE OF CONVOCATION OF THE 27TH ORDINARY GENERAL

MEETING OF SHAREHOLDERS (REFERENCE MATERIALS FOR THE ORDINARY

GENERAL MEETING OF SHAREHOLDERS)

Nippon Telegraph and Telephone Corporation hereby announces that the above referenced material sent to all of its shareholders today has been amended. The amendment, provided through NTT’s website pursuant to Article 65 (3) of the Ordinance for Enforcement of the Corporation Law, is as follows.

1.	Applicable Section

Page 9 of the Notice of Convocation of the 27th Ordinary General Meeting of Shareholders (Reference Materials for the Ordinary General Meeting of Shareholders)

“Second Item – Election of Twelve Corporate Directors” of “Resolutions and matters for reference”

“Resume, position, responsibility and description of concurrent positions” of Candidate No. 10, Mr. Tsunehisa Okuno

2.	Details of the Addition (added text underlined)
[Before Addition]

April 1983:	Joined Nippon Telegraph and Telephone Public Corporation
July 2007:	Senior Manager of the Corporate Business Strategy Division of the Company
June 2008:	General Manager of Global Business Strategy Office, Strategic Business Development Division of the Company
June 2011:	Director of the Global Business Office of the Company (present post)

[After Addition]

April 1983:	Joined Nippon Telegraph and Telephone Public Corporation
July 2007:	Senior Manager of the Corporate Business Strategy Division of the Company
June 2008:	General Manager of Global Business Strategy Office, Strategic Business Development Division of the Company
January 2011:	Non-executive Director of Dimension Data Holdings plc (present post)
June 2011:	Director of the Global Business Office of the Company (present post)

Note:	The ‘Notice of Convocation of the 27th Ordinary General Meeting of Shareholders’ filed today incorporates the above addition.